Exhibit 99.2

BROOKFIELD CORPORATION

and

WILMINGTON TRUST, NATIONAL ASSOCIATION

Rights Agent

RIGHTS AGREEMENT

Dated as of December 24, 2024

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RIGHTS AGREEMENT

This Rights Agreement (this “Agreement”) is dated as of December 24, 2024 between Brookfield Corporation, a corporation existing under the laws of Ontario, Canada (“BN”), and Wilmington Trust, National Association (the “Rights Agent”).

WHEREAS, on March 31, 2020, Brookfield Infrastructure Partners L.P. (“BIP”) distributed class A exchangeable subordinate voting shares (the “Old Class A Shares”) of Brookfield Infrastructure Holdings Corporation (previously, Brookfield Infrastructure Corporation) (“BIHC”) to the holders of BIP Units pursuant to a special distribution, and additionally to BN and its subsidiaries, and in connection therewith BN and the Rights Agent entered into a rights agreement dated March 31, 2020 (the “Initial Rights Agreement”);

WHEREAS, on December 24, 2024, BIHC effected a plan of arrangement pursuant to which, amongst other things, (i) public holders of Old Class A Shares received one (1) class A exchangeable subordinate voting share (each, a “Class A Share”) of Brookfield Infrastructure Corporation (previously, 1505109 B.C. Ltd.) (the “Company”) for each Old Class A Share held and transferred to the Company and (ii) all of the issued and outstanding Old Class A Shares were cancelled, upon the transfer of such Old Class A Shares by the Company in exchange for class A.1 exchangeable subordinate voting shares of BIHC, following which the Initial Rights Agreement automatically terminates in accordance with its terms;

WHEREAS, certain affiliates of BN became service providers to the Company pursuant to an amendment to the amended and restated master services agreement among BN, BIP, the Company, BIHC and the other parties thereto (the “Master Services Agreement”), which amendment became effective as of December 24, 2024;

WHEREAS, pursuant to the terms of the Company’s Articles, each Class A Shareholder will have the right (the “Exchange Right”) to require the Company to exchange all or a portion of the Class A Shares held by such Class A Shareholder (such Class A Shares being hereafter referred to as “Subject Class A Shares” and such exchanging Class A Shareholder, the “Exchanging Class A Shareholder”) for the BIP Units Amount or the Cash Amount in accordance with the terms and conditions of the Company’s Articles;

WHEREAS, BIP may, in its sole and absolute discretion (including by means of a standing resolution adopted by the board of directors of the general partner of BIP, which may be amended or withdrawn at any time) elect to satisfy the Company’s Exchange Right obligation and acquire the Subject Class A Shares from such Exchanging Class A Shareholder in exchange for the BIP Units Amount or the Cash Amount, in accordance with the terms and conditions of the Company’s Articles;

WHEREAS, BN is willing to provide for the delivery of the BIP Units Amount or, in its sole election, the Cash Amount to satisfy the Class A Shareholders’ Secondary Exchange Right (as hereinafter defined) in the event that, in connection with any Subject Class A Shares, (i) the Company has not satisfied its Exchange Right obligation under the Company’s Articles by delivering the BIP Units Amount or Cash Amount on the Specified Exchange Date (as hereinafter defined) and (ii) BIP has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Shares from the Exchanging Class A Shareholder in exchange for the delivery of the BIP Units Amount or the Cash Amount pursuant to the Company’s Articles on the Specified Exchange Date;

WHEREAS, the Rights Agent desires to serve as agent for the Class A Shareholders with respect to the administration of the Secondary Exchange Rights; and

WHEREAS, BN and the Rights Agent desire to set forth their rights and obligations with respect to the Secondary Exchange Rights and the delivery of the BIP Units Amount or, at BN’s sole election, the Cash Amount in satisfaction of the Secondary Exchange Rights.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions.

For purposes of this Agreement, the following terms have the meanings indicated:

“Affiliate” shall have the meaning ascribed thereto in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement, including, for the avoidance of doubt, any future Affiliates.

“Agreement” shall have the meaning set forth in the recitals.

“Applicable Procedures” means, with respect to any transfer of securities that are held through DTC or another Depositary, the rules and procedures of DTC or such other Depositary, as applicable, that apply to such transfer or exchange.

“BIHC” shall have the meaning set forth in the recitals.

“BIP” shall have the meaning set forth in the recitals.

“BIP Unit” shall mean a limited partnership interest in BIP representing a fractional part of all the limited partner interests in BIP as outstanding on the date hereof (or any other class of equity security of BIP into which the limited partnership interests in BIP may be converted after the date hereof), which is designated as a “Unit”, and shall include any limited partnership interest or other equity interest of BIP or any successor to BIP into which such BIP Unit is converted or for which such Unit is exchanged.

“BIP Unit Convertible” shall mean any security, other than the Class A Shares, convertible into or redeemable for BIP Unit(s), provided such conversion or redemption right is freely and immediately exercisable by the holder thereof at any time, including, for the avoidance of doubt and without limitation, redemption-exchange units of Brookfield Infrastructure L.P.

“BIP Unit Release Price” shall mean, as of the date of withdrawal of any BIP Unit or BIP Unit Convertible from the Collateral Account, an amount in cash or Cash Equivalents equal to one hundred and fifty percent (150%) of the BIP Unit Value of such BIP Units or the BIP Unit Value of the number of BIP Units into which such BIP Unit Convertible may be converted or redeemed for, as of such date.

“BIP Unit Value” shall have the meaning as provided in the Company’s Articles.

“BIP Units Amount” shall have the meaning as provided in the Company’s Articles.

“BN” shall have the meaning set forth in the recitals.

“Business Day” shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

“Cash Amount” shall have the meaning as provided in the Company’s Articles.

“Cash Equivalents” shall mean (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition, (ii) readily marketable direct obligations issued by any state of the United States or any political subdivision of any such state maturing within one year from the date of acquisition thereof and having one of the two highest ratings obtainable from either S&P or Moody’s, (iii) dollar denominated time deposits, certificates of deposit and bankers acceptances of any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a combined capital and surplus of at least $1,000,000,000 with maturities of not more than one year from the date of acquisition, (iv) repurchase obligations with a term of not more than seven (7) days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iii) above, and (v) investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) through (iv) above.

“Class A Shareholder” shall mean any holder of at least one Class A Share.

“Class A Shares” shall have the meaning set forth in the recitals.

“Close of Business” on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., New York City time, on the next succeeding Business Day.

“Collateral Account” shall have the meaning as provided in Section 8.

“Collateral Account Balance” shall mean the aggregate of the Collateral Account BIP Unit Balance and the Collateral Account Cash Balance.

“Collateral Account BIP Unit Balance” shall mean, as of any date, (i) the number of BIP Units in the Collateral Account plus (ii) the number of BIP Units issuable upon conversion or redemption of BIP Unit Convertibles in the Collateral Account as of such date.

“Collateral Account Cash Balance” shall mean, as of any date, a number of BIP Units (rounded down to the nearest whole unit) equal to the quotient of (i) the aggregate amount of cash and Cash Equivalents in the Collateral Account divided by (ii) the BIP Unit Value as of such date; provided that for purposes of Section 8(d) and Section 8(e), the Collateral Account Cash Balance shall equal the aggregate amount of cash and Cash Equivalents in the Collateral Account as of such date.

“Company” shall have the meaning set forth in the recitals.

“Company Notice” shall mean a written notice in substantially the form attached hereto as Exhibit D-1 delivered by the Company to the Rights Agent, BIP and BN, with respect to any Subject Class A Share, stating that (i) the Company has not satisfied its obligation under sections 25.11 and 25.13 of the Company’s Articles with respect to such Subject Class A Share by delivering the Cash Amount or BIP Units Amount on the applicable Specified Exchange Date and (ii) BIP has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share from the Exchanging Class A Shareholder and delivered the BIP Units Amount or Cash Amount in exchange therefor pursuant to section 25.23 of the Company’s Articles on the Specified Exchange Date.

“Company’s Articles” means the Articles of Incorporation of the Company in the form attached hereto as Exhibit A, as amended from time to time following the date hereof in accordance with its terms.

“Conversion Factor” shall have the meaning as provided in the Company’s Articles.

“Depositary” means a clearing agency registered under the Exchange Act.

“DTC” means The Depository Trust Company.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Right” shall have the meaning set forth in the recitals.

“Exchanging Class A Shareholder” shall have the meaning set forth in the recitals.

“Exchanging Class A Shareholder Notice” shall mean a written notice in substantially the form attached hereto as Exhibit D-2 delivered by a Class A Shareholder to the Rights Agent and BN and containing a medallion guarantee, with respect to any Subject Class A Share, that (i) the Company has not satisfied its obligation under sections 25.11 and 25.13 of the Company’s Articles by delivering the BIP Units Amount or Cash Amount on the applicable Specified Exchange Date and (ii) BIP has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share from the Exchanging Class A Shareholder and delivered the BIP Units Amount or Cash Amount in exchange therefor pursuant to section 25.23 of the Company’s Articles on the applicable Specified Exchange Date.

“Final Expiration Date” shall be March 31, 2025.

“Master Services Agreement” shall have the meaning set forth in the recitals.

“Old Class A Shares” shall have the meaning set forth in the recitals.

“Participant” means, with respect to a Depositary, a Person who has an account with the Depositary.

“Person” shall mean any individual, firm, corporation, partnership, limited partnership, limited liability partnership, business trust, limited liability company, unincorporated association or other entity, and shall include any successor (by merger or otherwise) of such entity.

“Received Class A Share Account” shall have the meaning as provided in Section 4(c).

“Registered BIP Unit” shall have the meaning set forth in Section 9.

“Required Collateral Account Balance” shall mean, as of a particular date, a number of BIP Units equal to the product of (i) the total number of Class A Shares outstanding on such date, excluding Class A Shares owned by BN or its Affiliates, multiplied by (ii) the Conversion Factor in effect on such date.

“Required Collateral Account Cash Balance” shall mean, as of a particular date, the product of (i)(a) the Required Collateral Account Balance minus (b) the Collateral Account BIP Unit Balance, multiplied by (ii) one hundred and twenty-five percent (125%) of the BIP Unit Value as of such date.

“Rights Agent” shall have the meaning set forth in the recitals.

“Secondary Exchange Right” shall have the meaning as provided in the Company’s Articles.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Specified Exchange Date” shall have the meaning as provided in the Company’s Articles.

“Subject Class A Shares” shall have the meaning set forth in the recitals.

Section 2. Appointment of Rights Agent.

The Rights Agent is hereby appointed to act as agent for the holders of the Secondary Exchange Rights, as a class and not individually, in accordance with the express terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The obligations of the Rights Agent hereunder shall become effective as of the date hereof. The Rights Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document (including, without limitation, the Company’s Articles or the Class A Shares) other than this Agreement, except to the extent that defined terms set forth in the Company’s Articles are expressly incorporated herein, whether or not an original or a copy of such agreement, instrument, or document has been provided to the Rights Agent; and the Rights Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement, instrument, or document. Except to the extent that defined terms set forth in the Company’s Articles are expressly incorporated herein, references in this Agreement to any other agreement, instrument, or document are for the convenience of the parties and the Rights Agent has no duties or obligations with respect thereto.

Section 3. Secondary Exchange Rights.

(a) The Secondary Exchange Rights are a part of the terms of the Class A Shares and shall not be transferred or assigned separate or apart from the Class A Shares. The Secondary Exchange Rights shall not be separately evidenced. Any sale, transfer, assignment or other disposition of a Class A Share shall also constitute the sale, transfer, assignment or other disposition of the Secondary Exchange Rights associated with such Class A Share.

(b) Physical certificates for Class A Shares, if any, which become outstanding prior to the Close of Business on the Final Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

This certificate also evidences and entitles the holder hereof to certain Secondary Exchange Rights as set forth in a Rights Agreement between Brookfield Corporation and Wilmington Trust, National Association, as Rights Agent, dated as of December 24, 2024, as it may from time to time be amended or supplemented pursuant to its terms (the “Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. The Company will mail to the holder of this certificate a copy of the Agreement without charge after receipt of a written request therefor. The Secondary Exchange Rights are a part of the terms of the Class A Shares and shall not be transferred or assigned separate or apart from the Class A Shares.

Notwithstanding this Section 3(b), the omission of a legend shall not affect the enforceability of any part of this Agreement or the rights of any holder of the Secondary Exchange Rights.

Section 4. Satisfaction of Secondary Exchange Rights.

(a) BN hereby agrees to satisfy, or cause to be satisfied, the obligations with respect to the Secondary Exchange Rights contained in the Company’s Articles in accordance with the terms of this Agreement in the event that, in connection with any Subject Class A Share, (i) the Company has not satisfied its obligation under sections 25.11 and 25.13 of the Company’s Articles by delivering the BIP Units Amount or Cash Amount on the applicable Specified Exchange Date and (ii) BIP has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share from the Exchanging Class A Shareholder and delivered the BIP Units Amount or Cash Amount in exchange therefor pursuant to section 25.23 of the Company’s Articles on the applicable Specified Exchange Date.

(i) In accordance with the Company’s Articles, the Company is required to deliver a Company Notice, which shall be executed by an authorized signatory identified in Exhibit B-1 attached hereto (which exhibit may be updated by the Company from time to time in the Company’s reasonable discretion, provided that such update does not adversely affect any Class A Shareholder or its rights hereunder in any respect), to the Rights Agent and BN on the Specified Exchange Date if the conditions to the exercise of the Secondary Exchange Rights set forth in the immediately preceding sentence with respect to such Subject Class A Shares have been satisfied, which Company Notice shall set forth the BIP Units Amount and the Cash Amount for such Subject Class A Shares and any wire transfer or other delivery instructions necessary to permit the Rights Agent to transfer the BIP Units or the Cash Amount to the Exchanging Class A Shareholder and be in a format that is acceptable to the Rights Agent (determined by the Rights Agent acting reasonably and in good faith). If the Rights Agent shall not have received a signed written notice executed by an authorized signatory identified in Exhibit B-2 attached hereto from BN (which exhibit may be updated by BN from time to time in BN’s reasonable discretion, provided that such update does not adversely affect any Class A Shareholder or its rights hereunder in any respect) by the Close of Business on the Business Day immediately following the date the Rights Agent received the Company Notice, providing that BN has elected, in BN’s sole discretion, to fund the Cash Amount pursuant to Section 4(b) below, the Rights Agent shall exchange (in accordance with Section 4(e) below) such Subject Class A Shares for a number of BIP Units held in the Collateral Account equal to the BIP Units Amount for such Subject Class A Shares set forth in such Company Notice and promptly, and in any event within two Business Days following the receipt of the Company Notice and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), deliver such BIP Units from the Collateral Account to the Exchanging Class A Shareholder; provided that if there shall not be enough BIP Units in the Collateral Account to satisfy the BIP Units Amount with respect to one or more of such Subject Class A Shares, the Rights Agent shall exchange each such Subject Class A Share for an amount of cash from the Collateral Account equal to the Cash Amount for such Subject Class A Share and promptly, and in any event within two Business Days of receipt of the Company Notice and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), deliver the Cash Amount to the Exchanging Class A Shareholder. For the avoidance of doubt, if for any given exercise of the Secondary Exchange Rights under this Section 4 there are not enough BIP Units in the Collateral Account to satisfy the BIP Units Amount with respect to all Subject Class A Shares subject to such Secondary Exchange Right, the Rights Agent shall not cause any BIP Units to be exchanged with respect to any such Subject Class A Shares, and shall instead only deliver to the Exchanging Class A Shareholder the Cash Amount with respect to each such Subject Class A Share from the Collateral Account.

(ii) In the event that, in connection with any Subject Class A Share, (i) the Company has not satisfied its obligation under sections 25.11 and 25.13 of the Company’s Articles by delivering the BIP Units Amount or Cash Amount on the applicable Specified Exchange Date and (ii) BIP has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share from the Exchanging Class A Shareholder and delivered the BIP Units Amount or Cash Amount in exchange therefor pursuant to section 25.23 of the Company’s Articles on the applicable Specified Exchange Date, the Exchanging Class A Shareholder shall have the right to deliver, or cause to be delivered, an original Exchanging Class A Shareholder Notice to the Rights Agent and BN, which Exchanging Class A Shareholder Notice shall set forth the number of such Subject Class A Shares and any wire transfer or other delivery instructions necessary to permit the Rights Agent to transfer the BIP Units Amount or the Cash Amount to the Exchanging Class A Shareholder and be in a format that is acceptable to the Rights Agent (determined by the Rights Agent acting reasonably and in good faith). As promptly as practicable and in any event on or prior to the Business Day immediately following the date of such Exchanging Class A Shareholder Notice, BN shall provide written notice to the Rights Agent, which notice shall (i) set forth the BIP Units Amount and the Cash Amount for such Subject Class A Shares subject to such Exchanging Class A Shareholder Notice and (ii) either (A) provide that BN has elected, in BN’s sole discretion, to fund the Cash Amount pursuant to Section 4(b) below with respect to such Subject Class A Shares, or (B) instruct the Rights Agent to exchange (in accordance with Section 4(c), and 4(e) below) each Subject Class A Share in accordance with this Section 4(a)(ii), it being understood that BN shall not be obligated to deliver such notice to the Rights Agent if it has determined in good faith that the conditions to the exercise of the Secondary Exchange Right set forth in Section 4(a) have not been satisfied. Upon receipt of an instruction by BN pursuant to clause (ii)(B) of the immediately preceding sentence and receipt of an original Exchanging Class A Shareholder Notice and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), the Rights Agent shall exchange such Subject Class A Shares for a number of BIP Units held in the Collateral Account equal to the BIP Units Amount for such Subject Class A Shares set forth in such BN instructions and, on or prior to the second Business Day following receipt of such instruction from BN and receipt of an original Exchanging Class A Shareholder Notice, and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), deliver such BIP Units from the Collateral Account to the Exchanging Class A Shareholder; provided that if there shall not be enough BIP Units in the Collateral Account to satisfy the BIP Units Amount with respect to one of more of such Subject Class A Shares, the Rights Agent shall exchange each such Subject Class A Share for an amount of cash from the Collateral Account equal to the Cash Amount for such Subject Class A Share and, on or prior to the second Business Day following receipt of such instruction from BN and receipt of an original Exchanging Class A Shareholder Notice, and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), deliver the Cash Amount to the Exchanging Class A Shareholder. The Rights Agent shall not take any action under this Section 4(a)(ii) or otherwise upon receipt of an Exchanging Class A Shareholder Notice unless BN has instructed the Rights Agent to exchange any Subject Class A Share for a number of BIP Units or the Cash Amount, as applicable, as set forth in this Section 4(a)(ii).

(b) With respect to any Company Notice or Exchanging Class A Shareholder Notice, BN shall have the right, in its sole and absolute discretion, to elect that the Rights Agent exchange the Subject Class A Shares for the Cash Amount for each Subject Class A Share by providing written notice of such election to the Rights Agent on or prior to the Close of Business on the Business Day immediately following the date the Rights Agent received the Company Notice or Exchanging Class A Shareholder Notice, as applicable, in accordance with Section 4(a)(i) and Section 4(a)(ii), as applicable. In the event that BN shall make the election described in the immediately preceding sentence and there shall not be an amount of cash in the Collateral Account sufficient to exchange any such Subject Class A Share for the Cash Amount, BN shall deposit an amount of cash into the Collateral Account equal to the Cash Amount with respect to each such Subject Class A Share simultaneously with the delivery of the written notice set forth in the immediately preceding sentence. In the event that BN shall elect that the Rights Agent exchange the Subject Class A Shares for the Cash Amount pursuant to this Section 4(b), the Rights Agent shall deliver the Cash Amount for each Subject Class A Share from the Collateral Account to the Exchanging Class A Shareholder on or before the second Business Day following receipt of the written notice of such election from BN and receipt of an original Exchanging Class A Shareholder Notice (only if applicable per Section 4(a)(ii)) and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c).

(c) BN shall establish a non-interest bearing trust account in the name of BN that will be administered by the Rights Agent for purposes of receiving any Subject Class A Shares exchanged pursuant to this Agreement (the “Received Class A Share Account”). Such Received Class A Share Account information is as set forth in Exhibits D-1 and D-2. Any Class A Shares received by the Rights Agent pursuant to Section 4(a) or Section 4(b) shall be delivered to the Received Class A Share Account. Any Class A Shares in the Received Class A Share Account shall be transferable to BN or, at BN’s direction, an Affiliate of BN which was the beneficial owner of the BIP Units transferred to the Exchanging Class A Shareholder, pursuant to delivery instructions provided by BN to the Rights Agent (which may be standing written instructions), and shall not be delivered into the Collateral Account, and thereafter BN or such Affiliate, as applicable, shall be the beneficial owner of such Class A Shares with all rights, powers, privileges and preferences appurtenant thereto, including, without limitation, the Exchange Right. Delivery to BN or such Affiliate pursuant to this Section 4(c) shall be accomplished by the Rights Agent instructing the transfer agent for the Class A Shares to record the transfer of the Class A Shares from the Received Class A Shares Account to, and the ownership thereof by, BN or such Affiliate in accordance with the Applicable Procedures. The Rights Agent shall provide BN with online access to view the Received Class A Share Account, which online interface shall be kept reasonably up-to-date by the Rights Agent.

(d) Notwithstanding anything to the contrary contained in this Agreement, BN shall be entitled to cause any of its Affiliates to take any action required to satisfy BN’s obligations with respect to the Secondary Exchange Rights or otherwise pursuant to this Agreement; provided that nothing other than full and complete payment and performance of such obligations shall relieve BN of such obligations.

(e) In connection with an Exchanging Class A Shareholder’s exercise of the Secondary Exchange Right with respect to any Subject Class A Shares held through DTC or another Depositary, such Exchanging Class A Shareholder shall deliver to the Rights Agent such Subject Class A Shares to the Received Class A Share Account pursuant to DTC’s or such other Depositary’s Applicable Procedures. In addition, such Exchanging Class A Shareholder shall deliver to the Rights Agent via email or other appropriate method of communication on the Business Day prior to the delivery of such Subject Class A Shares, a copy of such Exchanging Class A Shareholder’s Exchanging Class A Shareholder Notice; provided that the Rights Agent’s obligations pursuant to Section 4(a)(ii) shall not be affected by such Exchanging Class A Shareholder’s failure to so deliver a copy of such Exchanging Class A Shareholder Notice if such Exchanging Class A Shareholder’s original Exchanging Class A Shareholder Notice is received by the Rights Agent within two Business Days of the date that the Rights Agent receives such Subject Class A Shares pursuant to DTC’s or another Depositary’s Applicable Procedures. In connection with any transfer by an Exchanging Class A Shareholder of any Subject Class A Shares required by this Agreement which are not held through DTC or another Depositary, such Exchanging Class A Shareholder shall take all necessary action to cause such Subject Class A Shares to be delivered to the Received Class A Share Account.

Section 5. Exercise of Rights.

The Rights Agent shall cause the BIP Units Amount delivered to any Exchanging Class A Shareholder pursuant to Section 4(a) to be delivered to or upon the order of the Exchanging Class A Shareholder, registered in such name or names as such Exchanging Class A Shareholder held such Subject Class A Shares (all as set forth in the Company Notice or the Exchanging Class A Shareholder Notice, as applicable).

Section 6. Confirmation Procedures.

(a) If the BIP Units Amount or the Cash Amount to be delivered pursuant to Section 4 above is to be delivered in a name other than that in which the Subject Class A Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the BIP Units Amount or the Cash Amount may be delivered to a Person other than the Person in whose name the Subject Class A Shares so surrendered are registered in the stock transfer books or ledger of the Company only if such Subject Class A Shares are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such delivery has paid to BN (or any agent designated by BN) any transfer taxes reasonably expected to be required by reason of the payment of the BIP Units Amount or the Cash Amount to a Person other than the registered holder of such Subject Class A Shares, or established to the reasonable satisfaction of BN (or any agent designated by BN) that such transfer taxes have been paid or are otherwise not payable. Upon satisfaction of the condition in the immediately preceding sentence, BN shall instruct the Rights Agent in writing to deliver such BIP Units Amount or Cash Amount to such other Person. Unless the Rights Agent has received such written instruction from BN pursuant to the immediately preceding sentence prior to the delivery by the Rights Agent of the BIP Units Amount or Cash Amount with respect to such Subject Class A Shares, the Rights Agent shall have no duty or obligation under this Section 6(a) and shall deliver or cause to be delivered the BIP Units Amount or Cash Amount to the party designated in the Company Notice without further inquiry.

(b) All Subject Class A Shares shall be delivered to the Received Class A Share Account free and clear of all liens, claims and encumbrances whatsoever, and should any such liens, claims and encumbrances exist or arise with respect to such Subject Class A Shares, the Exchanging Class A Shareholder shall not be entitled to exercise its Secondary Exchange Rights with respect to such Subject Class A Shares. Each Exchanging Class A Shareholder will pay to BN the amount of any tax withholding due upon the exchange of Subject Class A Shares pursuant to this Agreement and, in the event BN elects to acquire some or all of the Subject Class A Shares from the Exchanging Class A Shareholder in exchange for the Cash Amount in accordance with Section 4(b), will authorize BN to retain such portion of the Cash Amount as BN reasonably determines is necessary to satisfy its tax withholding obligations. In the event BN elects to acquire some or all of the Subject Class A Shares from the Exchanging Class A Shareholder in exchange for the BIP Units Amount, BN may elect to either satisfy the amount of any tax withholding due upon the exchange of Subject Class A Shares by retaining BIP Units with a fair market value, as reasonably determined by BN in good faith, equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by BN, which amounts shall be treated as a loan by BN to the Exchanging Class A Shareholder, in each case, unless the Exchanging Class A Shareholder, at the Exchanging Class A Shareholder’s election, has paid or has made arrangements satisfactory to BN, in its sole discretion, to pay, the amount of any such tax withholding. BN shall notify the Exchanging Class A Shareholder within one Business Day following the date of the Company Notice or the Exchanging Class A Shareholder Notice, as applicable, of BN’s good faith estimate of the amount of any tax withholding due upon the exchange of the Subject Class A Shares subject to such Company Notice or the Exchanging Class A Shareholder Notice, provide the Exchanging Class A Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such withholding, and reasonably cooperate with the Exchanging Class A Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this Section 6(b); provided that any determination with respect to the withholding shall be made by BN, in its sole discretion exercised in good faith. Notwithstanding anything to the contrary in this Section 6(b), in no event shall an Exchanging Class A Shareholder be subject to withholding both under section 25.18 of the Company’s Articles and under this Section 6(b), and any amounts paid or withheld with respect to a Subject Class A Share pursuant to section 25.18 of the Company’s Articles shall be credited against and deemed to satisfy the Exchanging Class A Shareholder’s withholding obligation pursuant to this Section 6(b).

Section 7. BIP Units Record Date.

Each former Exchanging Class A Shareholder who receives the BIP Units Amount upon the exercise of the Secondary Exchange Right with respect to any Subject Class A Share pursuant to this Agreement shall for all purposes be deemed to have become the owner of the BIP Units representing the BIP Units Amount for which the Secondary Exchange Right with respect to such Subject Class A Share is exercisable as of the date upon which such Class A Shareholder’s Subject Class A Share is duly surrendered in accordance with this Agreement. Prior to such Class A Shareholder’s surrender of such Subject Class A Share in accordance with this Agreement, the Class A Shareholder shall not be entitled to any rights of a holder of such BIP Units for which the Secondary Exchange Right with respect to such Subject Class A Share shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of BIP with respect to such BIP Units. For the avoidance of doubt, any Class A Shareholder who receives the Cash Amount in satisfaction of the Secondary Exchange Right with respect to any Class A Share pursuant to this Agreement shall not be entitled to any rights of a holder of BIP Units at any time with respect to the BIP Units for which the Secondary Exchange Right with respect to such Subject Class A Share was exercisable prior to the receipt of such Cash Amount.

Section 8. Collateral Account.

(a) BN or one or more Affiliates of BN shall establish one or more non-interest bearing trust accounts in the name of BN or such Affiliates that will be administered by the Rights Agent (together, the “Collateral Account”). The Rights Agent shall requisition the BIP Units Amount or the Cash Amount, as applicable, without any further action or approval from BN, for payment to any Class A Shareholder in accordance with Section 4(a) or Section 4(b) in accordance with the terms and conditions set forth in this Agreement. BN shall be responsible for ensuring that the Collateral Account Balance shall at times equal or exceed the Required Collateral Account Balance. Notwithstanding anything to the contrary contained in this Section 8 and subject to any additional requirements with respect to the Collateral Account Balance contained in this Section 8, in the event that the Collateral Account Balance shall at any time be less than the Required Collateral Account Balance, including, without limitation, as a result of an adjustment to the Conversion Factor or an increase in the BIP Unit Value, within two Business Days, BN shall, or shall cause an Affiliate to, deposit into the Collateral Account either (i) a number of BIP Units or BIP Unit Convertibles or (ii) an amount of cash or Cash Equivalents, in an amount necessary to cause the Collateral Account Balance to be at least equal to the Required Collateral Account Balance. The Rights Agent shall have no duty or obligation to calculate the Required Collateral Account Balance, determine the Conversion Factor, determine if the Collateral Account Balance equals or exceeds the Required Collateral Account Balance, or determine the amounts necessary to cause the Collateral Account Balance to equal or exceed the Required Collateral Account Balance. BN covenants and agrees that it will take all action within its control (including making requests of third parties and enforcing any contractual rights and/or obligations) to convert or redeem any BIP Unit Convertibles if necessary to satisfy any Class A Shareholder’s Secondary Exchange Right in accordance with this Agreement, and any delivery of a BIP Units Amount pursuant to this Agreement shall be made in the form of BIP Units and not, for the avoidance of doubt, in the form of BIP Unit Convertibles. To the extent that conversion or redemption of a BIP Unit Convertible results in the imposition of any fees, payments, premiums or penalties, such fees, payments, premiums or penalties shall be borne by BN, or its applicable Affiliates, and shall either be satisfied directly by BN or such Affiliates or shall be deemed to reduce the Collateral Account Balance. BN shall keep the Rights Agent informed of the Collateral Account Balance and the Required Collateral Account Balance in writing on a regular basis, and shall inform the Rights Agent in writing within two Business Days of any change in the Collateral Account Balance or the Required Collateral Account Balance for any reason, including as a result of an adjustment to the Conversion Factor or an increase in the BIP Unit Value. Any cash held in the Collateral Account or otherwise hereunder shall be held uninvested.

(b) Prior to or substantially concurrently with the issuance of any Class A Shares by the Company, BN shall, or cause an Affiliate of BN to, deposit BIP Units or BIP Unit Convertibles into the Collateral Account such that, after taking into account the number of BIP Units issued or issuable upon conversion or redemption of such BIP Unit Convertibles, the number of BIP Units deposited into the Collateral Account shall be equal to the product of (i) the number of such Class A Shares issued (excluding any shares issued to BN or its Affiliates) multiplied by (ii) the Conversion Factor. The Rights Agent shall have no duty or obligation to calculate the Conversion Factor, to determine the number of Class A Shares issued, or to determine the number of BIP Units or BIP Unit Convertibles necessary to equal the product of (i) the number of such Class A Shares issued (excluding any shares issued to BN or its Affiliates) multiplied by (ii) the Conversion Factor.

(c) Except as set forth in this Section 8(c), BN and its Affiliates shall not be entitled to withdraw any BIP Unit or BIP Unit Convertible from the Collateral Account.

(i) In the event that the Collateral Account Balance shall exceed the Required Collateral Account Balance, either as a result of a change in the Conversion Factor or a decrease in the number of Class A Shares (excluding Class A Shares owned by BN or its Affiliates) outstanding, BN or an Affiliate of BN shall be entitled to withdraw (pursuant to a written instruction from BN to the Rights Agent) from the Collateral Account a number of BIP Units, or BIP Unit Convertibles that are convertible into or redeemable for a number of BIP Units, up to an amount equal to (i) the Collateral Account Balance minus (ii) the Required Collateral Account Balance. The Rights Agent shall be entitled to conclusively and exclusively rely upon such written instruction from BN in accordance with this Section 8(c)(i) without liability or further inquiry.

(ii) BN, or any Affiliate of BN, shall be permitted to withdraw from the Collateral Account a BIP Unit, or the number of BIP Unit Convertibles that are convertible into or redeemable for a BIP Unit, upon the deposit by BN or any Affiliate of BN of the BIP Unit Release Price with respect to such BIP Unit, or the number of BIP Unit Convertibles that are convertible into or redeemable for such BIP Unit, in the Collateral Account.

(d) If at any time the Collateral Account Cash Balance shall be less than the Required Collateral Account Cash Balance, BN shall, or shall cause its Affiliates to, within two Business Days, deposit cash or Cash Equivalents (pursuant to a written instruction from BN to the Rights Agent and as selected by BN) in an amount necessary to cause the Collateral Account Cash Balance to be at least equal to the Required Collateral Account Cash Balance.

(e) Except as set forth in this Section 8(e), BN and its Affiliates shall not be entitled to withdraw any cash or Cash Equivalents from the Collateral Account.

(i) If at any time the Collateral Account Cash Balance shall be greater than one hundred and twenty percent (120%) of the Required Collateral Account Cash Balance, either as a result of a change in the Conversion Factor or a decrease in the number of Class A Shares (excluding Class A Shares owned by BN or its Affiliates) outstanding, BN or its Affiliates shall be permitted to withdraw (pursuant to a written instruction from BN to the Rights Agent) cash or Cash Equivalents in an amount not to exceed the excess of (i) the Collateral Account Cash Balance minus (ii) one hundred and twenty percent (120%) of the Required Collateral Account Cash Balance. The Rights Agent shall be entitled to conclusively and exclusively rely upon such written instruction from BN in accordance with this Section 8(e)(i) without liability or further inquiry.

(ii) Upon the deposit in the Collateral Account of a number of BIP Units, or of BIP Unit Convertibles that are convertible into or redeemable for such number of BIP Units, BN, or an Affiliate of BN, shall be permitted to withdraw (pursuant to a written instruction from BN to the Rights Agent) cash or Cash Equivalents from the Collateral Account in an amount equal to the aggregate BIP Unit Value of such number of BIP Units, or of the number of BIP Units issuable upon the conversion or redemption of such BIP Unit Convertibles, as applicable.

(f) For the avoidance of doubt, BN, or its applicable Affiliates, shall remain the beneficial owner of any BIP Units or BIP Unit Convertibles deposited by BN or such Affiliates into the Collateral Account for so long as such BIP Units or BIP Unit Convertibles remain in the Collateral Account, and shall hold all of the rights, powers, privileges and preferences appurtenant to such BIP Units or BIP Unit Convertibles, including, without limitation, the right to distributions on such BIP Units or BIP Unit Convertibles. In the event that the Collateral Account consists of more than one account and (i) the Rights Agent has not received written instructions from BN as to which account to use for any specific transaction described in this Section 8 or (ii) there shall not be an amount within the account designated by BN to satisfy any applicable BIP Units Amount or Cash Amount to be delivered pursuant to this Agreement, in such cases the Rights Agent shall follow an order of account priority, to be provided in writing by BN upon the establishment each new account, when determining which account to use for any of the transactions described in this Section 8. BN also covenants and agrees that it will take all action within its control to ensure that any transfer agent of the BIP Unit certificates and Class A Shares will comply with the Rights Agent’s instructions in carrying out the purposes of this Agreement. BN shall provide the Rights Agent with all necessary information and contact details for each transfer agent for the BIP Unit certificates and Class A Shares. The Rights Agent shall have no liability for the failure of any transfer agent to facilitate or effect any transfers contemplated hereby, or for any delay in doing so, or for the failure of BN of its obligations under this Section 8(f). Prior to any transfer contemplated by this Agreement, BN shall instruct the transfer agents for any BIP Unit certificates and Class A Shares to follow the instructions of the Rights Agent in connection with any exchange of Class A Shares for BIP Units as set forth herein.

(g) In connection with any transfer by BN of BIP Units or BIP Unit Convertibles into the Collateral Account required by this Agreement which are held through DTC or another Depositary, BN shall deliver to the Rights Agent such BIP Units or BIP Unit Convertibles to the Collateral Account pursuant to DTC’s or such other Depositary’s Applicable Procedures. In connection with any transfer by BN of BIP Units or BIP Unit Convertibles into the Collateral Account required by this Agreement which are not held through DTC or another Depositary, BN shall take all necessary action to cause such BIP Units or BIP Unit Convertibles to be delivered to the Collateral Account.

Section 9. Registration of BIP Unit Resales.

In the event that a shelf registration statement, prospectus or Prospectus Exemption (as defined below) registering or exempting, as applicable, the transfer of BIP Units (including BIP Units that are issuable upon conversion of or redemption for BIP Unit Convertibles in the Collateral Account) from the Collateral Account to an Exchanging Class A Shareholder (or to such other Person as may be entitled thereto pursuant to the terms of this Agreement) has, at any time, not been effective for five (5) consecutive Business Days, BN shall, or shall cause an Affiliate of BN to, deposit in the Collateral Account an amount of cash or Cash Equivalents equal to the BIP Unit Release Price for all BIP Units held in the Collateral Account (including BIP Units that are issuable upon conversion of for redemption for BIP Unit Convertibles in the Collateral Account) that cease to be Registered BIP Units (as defined below) as a result thereof, within five (5) Business Days; provided, however, for the avoidance of doubt, no such deposit is required to the extent all of the BIP Units in the Collateral Account, including BIP Units that are issuable upon conversion of or redemption for BIP Unit Convertibles in the Collateral Account, and the transfer of such BIP Units (including BIP Units that are issuable upon conversion of or redemption for BIP Unit Convertibles in the Collateral Account) from the Collateral Account to an Exchanging Class A Shareholder (or to such other Person as may be entitled thereto pursuant to the terms of this Agreement) are (i) registered under the Securities Act pursuant to an effective shelf registration statement with the Securities and Exchange Commission and (ii) qualified for distribution by BN to Exchanging Class A Shareholders under the securities laws applicable in each of the provinces and territories of Canada through the filing of a prospectus (or exempt from the applicable prospectus requirements in such jurisdictions (a “Prospectus Exemption”)) (each BIP Unit so registered, including BIP Units that are issuable upon conversion of or redemption for BIP Unit Convertibles in the Collateral Account, a “Registered BIP Unit”). The Rights Agent shall have no duty or obligation (and no liability) to determine if any BIP Unit, including BIP Units that are issuable upon conversion of or redemption for BIP Unit Convertibles, or any BIP Unit Convertible held in the Collateral Account or transferred to an Exchanging Class A Shareholder is a Registered BIP Unit freely transferable under the U.S. federal securities laws or the laws applicable in each of the provinces and territories of Canada.

Section 10. Concerning BN.

(a) BN agrees that any Class A Shareholder may at any time and from time to time, without notice to or further consent of BN, extend the time of payment of the Exchange Rights or Secondary Exchange Rights, and may also make any agreement with the Company, BIP, or any other Person, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between a Class A Shareholder, on the one hand, and the Company, BIP or any such other Person, on the other hand, it being understood that no such action shall impair, affect, alter or increase BN’s obligations under this Agreement or affect the validity or enforceability of this Agreement.

(b) BN agrees that its obligations hereunder shall in no way be terminated, affected or impaired by reason of (a) the assertion by any Class A Shareholder of any rights or remedies which it may have under or with respect to this Agreement or against any Person obligated hereunder, (b) any Class A Shareholder’s failure to exercise, or delay in exercising, any such right or remedy or any right or remedy such Class A Shareholder may have hereunder, (c) any change in the structure or ownership of the Company, (d) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company, BIP or any other Person, (e) the existence of any claim, set-off or other right that BN may have at any time against the Company, BIP or any of their respective Affiliates, whether in connection with the Exchange Right, the Secondary Exchange Rights or otherwise; (f) the validity or enforceability of the Exchange Right; or (g) any other circumstance whatsoever which constitutes, or might be construed to constitute, an equitable or legal discharge of the Company with respect to the Exchange Right, in bankruptcy or any other instance, other than as provided herein.

(c) To the fullest extent permitted by applicable law, BN hereby expressly waives any and all rights or defenses arising by reason of any applicable law which would otherwise require any election of remedies by any Class A Shareholder. BN waives promptness, diligence, notice of the acceptance of this Agreement and of the Exchange Right, all defenses that may be available by virtue of any valuation, stay, moratorium law or other similar applicable law now or hereafter in effect, any right to require the marshalling of assets of the Company or any other Person, and all suretyship defenses generally. BN acknowledges that it will receive substantial direct and indirect benefits from the Master Services Agreement and that this Agreement, including specifically the waivers set forth in this Agreement, is knowingly made in contemplation of such benefits and after the advice of counsel.

(d) BN hereby unconditionally waives any rights that it may now have or hereafter acquire against the Company or its subsidiaries that arise from the existence, payment, performance, or enforcement of BN’s obligations under or in respect of this Agreement, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification.

(e) BN hereby represents and warrants that:

(i) the execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary action, and do not contravene any provision of BN’s organizational documents or any applicable law, order, judgment or contractual restriction binding on BN or its assets;

(ii) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental entity necessary for the due execution, delivery and performance of this Agreement by BN have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental entity is required in connection with the execution, delivery or performance of this Agreement;

(iii) this Agreement constitutes a legal, valid and binding obligation of the BN enforceable against BN in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(iv) as of the date hereof, BN has the financial capacity to pay and perform its obligations under this Agreement.

Section 11. Rights of Action.

All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 12 hereof, are vested in the Class A Shareholders; and any Class A Shareholder may, without the consent of the Rights Agent or of any other Class A Shareholder, on such holder’s own behalf and for such holder’s own benefit, enforce, and may institute and maintain any suit, action or proceeding against BN to enforce, or otherwise act in respect of, such holder’s right to exercise the Secondary Exchange Rights and the Class A Shareholders’ rights under this Agreement, in each case in the manner provided in the Company’s Articles and in this Agreement. Without limiting the foregoing or any remedies available to the Class A Shareholders, it is specifically acknowledged that the Class A Shareholders would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement. BN agrees to pay all expenses, including all reasonable and documented third party costs and out-of-pocket expenses (including reasonable fees of counsel), actually paid or incurred by such Class A Shareholder in enforcing any of such Class A Shareholder’s rights hereunder or otherwise relating to any litigation or other proceeding brought by such Class A Shareholder to enforce such Class A Shareholder’s rights hereunder, if such Class A Shareholder prevails in such litigation or proceeding.

Section 12. Concerning the Rights Agent.

(a) BN agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with Exhibit C attached hereto and, from time to time, on demand of the Rights Agent, its reasonable and documented out-of-pocket expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. BN also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim or liability in connection therewith. The indemnification provided for hereunder shall survive the expiration of the Secondary Exchange Rights and the termination of this Agreement. The costs and expenses of enforcing this right of indemnification shall also be paid by BN. The Rights Agent shall have no right of set-off against any funds in the Collateral Account with respect to any amounts owed to the Rights Agent by BN hereunder.

(b) The Rights Agent may conclusively rely upon and shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document reasonably believed by it, in good faith, to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of legal counsel to the Rights Agent (who may be an employee of the Rights Agent or outside legal counsel for the Rights Agent). Notwithstanding anything in this Agreement to the contrary, in no event shall the Rights Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of the action.

Section 13. Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 15 hereof. The acquisition of substantially all of the Rights Agent’s assets employed in the exercise of corporate trust powers shall be deemed to be a merger or consolidation for purposes of this Section 13.

Section 14. Duties of Rights Agent.

The Rights Agent undertakes the duties and obligations expressly set forth in this Agreement which shall be deemed purely ministerial in nature and no implied duties or obligations shall be read into this Agreement against the Rights Agent. Under no circumstances will the Rights Agent be deemed to be a fiduciary to BN, the Company, any Class A Shareholder or any other person under this Agreement. The Rights Agent will not be responsible or liable for the failure of BN, the Company, BIP, any transfer agent, any Class A Shareholder or any other person to perform in accordance with this Agreement. The Rights Agent shall have no liability for any action taken, or errors in judgment made, in good faith by it or any of its officers, employees or agents, unless it shall have been negligent in ascertaining the pertinent facts. The permissive rights of the Rights Agent to do things enumerated herein shall not be construed as a duty and, with respect to such permissive rights (if any), the Rights Agent shall not be answerable for other than its gross negligence or willful misconduct. The Rights Agent shall perform those duties and obligations upon the following terms and conditions:

(a) Before the Rights Agent acts or refrains from acting, it may consult with legal counsel (who may be an employee of the Rights Agent or outside legal counsel for the Rights Agent), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an authorized signatory of BN identified in Exhibit B-2 attached hereto (which exhibit may be updated by BN from time to time in BN’s reasonable discretion, provided that such update does not adversely affect any Class A Shareholder or its rights hereunder in any respect) and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent shall be liable hereunder only for its own gross negligence, or willful misconduct. The Rights Agent shall not be liable, directly or indirectly, for any special, indirect or consequential damages or losses of any kind whatsoever (including without limitation lost profits), even if the Rights Agent has been advised of the possibility of such losses or damages and regardless of the form of action.

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Company’s Articles or be required to verify the same.

(e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent); nor shall it be responsible for any breach by BN of any covenant or condition contained in this Agreement; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any BIP Units to be issued pursuant to this Agreement or as to whether any BIP Units will, when so issued, be validly authorized and issued, fully paid and nonassessable.

(f) BN agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept (and shall be entitled to conclusively and exclusively rely upon, without further inquiry) instructions with respect to the performance of its duties hereunder from any Person reasonably believed by the Rights Agent to be one of the authorized signatories of BN listed on Exhibit B-2 attached hereto (which exhibit may be updated by BN from time to time in BN’s reasonable discretion, provided that such update does not adversely affect any Class A Shareholder or its rights hereunder in any respect), and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer. Without limiting the generality of the foregoing, whenever the Rights Agent is unable to decide between alternative courses of action permitted or required by the terms of this Agreement, or in the event that the Rights Agent is unsure as to the application of any provision of this Agreement or believes any such provision is ambiguous as to its application, or is, or appears to be, in conflict with any other applicable provision, or in the event that this Agreement permits any determination or discretion by the Rights Agent or is silent or is incomplete as to the course of action that the Rights Agent is required to take with respect to a particular set of facts, the Rights Agent shall promptly give notice (in such form as shall be appropriate under the circumstances) to BN requesting instruction as to the course of action to be adopted, and to the extent the Rights Agent acts in good faith in accordance with any written instructions received from BN the Rights Agent shall not be liable on account of such action to any person. If the Rights Agent shall not have received appropriate instruction within ten (10) days of such notice (or such shorter period as reasonably may be specified in such notice or as may be necessary under the circumstances) it shall be entitled to take no action and shall give prompt written notice of its decision not to take action to BN, to the Company, and to any Exchanging Class A Shareholder that may be affected by such decision not to take action. Any application by the Rights Agent for written instructions from BN may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Agreement and the date on or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received, in response to such application, written instructions with respect to the proposed action or omission specifying a different action to be taken or omitted.

(h) To the extent permitted by applicable law, the Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Class A Shares or other securities of the Company or become pecuniarily interested in any transaction in which BN or the Company may be interested, or contract with or lend money to BN or the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for BN, the Company or for any other Person.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to BN or the Class A Shareholders resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

(j) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability (other than expenses and overhead incurred in the ordinary course by the Rights Agent’s performance under this Agreement) in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(k) Other than with respect to a Company Notice, Exchanging Class A Shareholder Notice, BN instruction, or deposit of Class A Shares in the Received Class A Share Account in accordance with Section 4, the Rights Agent shall not be required to take notice or be deemed to have notice of any fact, event or determination under this Agreement unless and until the Rights Agent shall be specifically notified in writing by BN of such fact, event or determination.

(l) The Rights Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Rights Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

(m) The Rights Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, instruction or request furnished to it hereunder in accordance with the terms of this Agreement and reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties. The Rights Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document.

(n) Unless subject to reimbursement by BN pursuant to Section 12(a) or reasonably necessary in order for the Rights Agent to perform its express obligations hereunder in accordance herewith, notwithstanding anything contained herein or elsewhere to the contrary, the Rights Agent shall not be required to take any action in any jurisdiction other than in the State of Delaware if the taking of such action will (x) require the Rights Agent in its individual capacity to obtain the consent, approval, authorization or order of or the giving of notice to, or the registration with, or taking of any action in respect of, any state or other governmental authority or agency other than the State of Delaware; (y) result in any fee, tax or other governmental charge under the laws of any jurisdiction other than the State of Delaware becoming payable by the Rights Agent in its individual capacity, or (z) subject the Rights Agent in its individual capacity to personal jurisdiction in any jurisdiction other than the State of Delaware for causes of action arising from acts unrelated to the consummation of the transactions by the Rights Agent contemplated hereby.

(o) The right of the Rights Agent to perform any discretionary act (if any) enumerated in this Agreement shall not be construed as a duty.

(p) Neither the Rights Agent nor any of its directors, officers, employees, agents or affiliates shall be responsible for nor have any duty to monitor the performance or any action of the BN, the Company, or any other Person referenced herein, or any of their directors, members, officers, agents, affiliates or employee, nor shall it have any liability in connection with the malfeasance or nonfeasance by any such Persons. The Rights Agent may assume performance by all such Persons of their respective obligations. The Rights Agent shall have no enforcement or notification obligations relating to breaches of representations or warranties of any other Person.

(q) In the event that any assets held hereunder shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting such assets, the Rights Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction. In the event that the Rights Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other Person, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

(r) If any conflict, disagreement or dispute arises between, among, or involving any of the parties hereto concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Agreement, or the Rights Agent is in doubt as to the action to be taken hereunder, the Rights Agent may, at its option, after sending written notice of the same to BN, refuse to act until such time as it (a) receives a final non-appealable order of a court of competent jurisdiction directing delivery of the assets held hereunder or (b) receives a written instruction, executed by each of the parties involved in such disagreement or dispute, in a form reasonably acceptable to the Rights Agent, directing delivery of such assets. The Rights Agent will be entitled to act on any such written instruction or final, non-appealable order of a court of competent jurisdiction without further question, inquiry or consent. The Rights Agent may file an interpleader action in a state or federal court, and upon the filing thereof, the Rights Agent will be relieved of all liability as to the assets held hereunder and will be entitled to recover reasonable and documented out-of-pocket attorneys’ fees, expenses and other costs incurred in commencing and maintaining any such interpleader action.

(s) The Rights Agent shall have no responsibilities (except as expressly set forth herein) as to the validity, sufficiency, value, genuineness, ownership or transferability of the assets held hereunder, written instructions, or any other documents in connection therewith, and will not be regarded as making nor be required to make, any representations thereto.

(t) Notwithstanding anything to the contrary herein, the Rights Agent shall have no duty to prepare or file any Federal or state tax report or return with respect to any funds held pursuant to this Agreement or any income earned thereon, except for the delivery and filing of tax information reporting forms required to be delivered and filed with the Internal Revenue Service.

Section 15. Change of Rights Agent.

The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice in writing mailed to BN and the Company and to each transfer agent of the Class A Shares and the BIP Units by registered or certified mail. BN may remove the Rights Agent or any successor Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Class A Shares and the BIP Units by registered or certified mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, BN shall appoint a successor to the Rights Agent. If BN shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by a Class A Shareholder, then any Class A Shareholder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by BN or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $100 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, including, without limitation, the Collateral Account, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment BN shall file notice thereof in writing with the predecessor Rights Agent, the Company, and each transfer agent of the Class A Shares and the BIP Units. Failure to give any notice provided for in this Section 15, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 16. Notices.

Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by any Exchanging Class A Shareholder, other Class A Shareholder, or other holder of a Secondary Exchange Right, to or on BN shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Brookfield Corporation

Brookfield Place, Suite 100

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

Attention: Chief Legal Officer

Subject to the provisions of Section 15 hereof, any notice or demand authorized by this Agreement to be given or made by BN or by any Exchanging Class A Shareholder, other Class A Shareholder, or other holder of a Secondary Exchange Right to or on the Rights Agent shall be sufficiently given or made if sent by registered or certified mail and shall be deemed given upon receipt and, addressed (until another address is filed in writing with BN) as follows:

Wilmington Trust, National Association

Attn: Joseph Clark

50 South Sixth Street – Suite 1290

Minneapolis, MN 55402

Phone: (212) 941-4439

Email: jhclark@wilmingtontrust.com

Notices or demands authorized by this Agreement to be given or made by BN or the Rights Agent to any Class A Shareholder shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company or the transfer agent for the Class A Shares.

Section 17. Supplements and Amendments.

BN may from time to time, and the Rights Agent shall, if BN so directs, supplement or amend this Agreement without the approval of any Class A Shareholder in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, to make modifications necessary to reflect changes in applicable law, including, without limitation, tax law, or to make any other change, in each case, provided that such change, amendment, modification or supplementation does not adversely affect any Class A Shareholder or its rights hereunder in any respect. Except as set forth in the immediately preceding sentence or as otherwise contemplated by Section 4(a)(i) or Section 14(b) with respect to updates to Exhibits B-1 and B-2, any amendment or modification to this Agreement shall require (a) pursuant to a consent request duly conducted by, and at the expense of, BN or (b) at a duly called annual or special meeting of the Company’s shareholders, the affirmative consent or vote, as applicable, of holders of at least two-thirds of the outstanding Class A Shares not held by BN, BIP or their controlled Affiliates, voting as a class, and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange(s) on which the Company’s securities may then be listed) of the Company. Any supplement or amendment authorized by this Section 17 shall be evidenced by a writing signed by BN and the Rights Agent. Notwithstanding anything in this Agreement to the contrary, no supplement or amendment that changes the rights and duties of the Rights Agent under this Agreement will be effective against the Rights Agent without the execution of such supplement or amendment by the Rights Agent. In executing any amendment or supplement contemplated hereby, the Rights Agent shall be provided with, and shall be entitled to conclusively and exclusively rely upon, an opinion of counsel (which may be counsel to BN) stating that the execution of such amendment or supplement is authorized or permitted by this Agreement and all conditions precedent to the execution and delivery thereof have been duly satisfied or waived.

Section 18. Successors.

All the covenants and provisions of this Agreement by or for the benefit of BN or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 19. Benefits of this Agreement; Entire Agreement.

Nothing in this Agreement shall be construed to give to any Person other than BN, the Rights Agent and the Class A Shareholders any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of BN, the Rights Agent and the Class A Shareholders. This Agreement and the exhibits hereto set forth the entire agreement and understanding of the parties related to this transaction and supersedes all prior agreements and understandings, oral or written.

Section 20. Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 21. Governing Law; Forum Selection.

This Agreement and the Secondary Exchange Rights issued hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each party to this Agreement irrevocably and unconditionally agrees that any action, suit or proceeding arising out of this Agreement, and all the rights and obligations governed by this Agreement, including the rights of the Class A Shareholders in accordance with Section 11, shall be brought and determined exclusively in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. No action, suit or proceeding relating thereto shall be commenced in any other court. Service of any process, summons, notice or document if delivered or made pursuant to Section 16 shall be effective service of process for any action, suit or proceeding. Each party to this Agreement hereby irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the aforementioned courts and hereby further irrevocably and unconditionally waives all claims, and agrees not to plead or claim in any such court, that any action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY WAIVES THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

Section 22. Counterparts.

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 23. Descriptive Headings.

The table of contents and descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 24. Administration; Termination.

This Agreement shall terminate on the earliest to occur of (i) the first Business Day where there shall be no Class A Shares outstanding, other than Class A Shares owned by BN or its Affiliates, (ii) (a) pursuant to a consent request duly conducted by, and at the expense of, BN or (b) at a duly called annual or special meeting of the Company’s shareholders, the affirmative consent or vote, as applicable, of holders of at least two-thirds of the outstanding Class A Shares not held by BN, BIP or their controlled Affiliates, voting as a class, and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange on which the Company’s securities may then be listed) of the Company, and (iii) the Final Expiration Date. BN shall provide the Rights Agent with written notice of the termination of this Agreement pursuant to section (i) or (ii) above.

Section 25. No Waiver; Cumulative Rights.

No failure on the part of any Class A Shareholder to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by any Class A Shareholder of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder by such Class A Shareholder or any other Class A Shareholder. Each and every right, remedy and power hereby granted to the Class A Shareholders shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by any Class A Shareholder at any time or from time to time.

Section 26. Fractional Units.

Class A Shareholders holding a number of Subject Class A Shares which would entitle such holders to receive less than one whole BIP Unit pursuant to this Agreement shall receive cash in lieu of fractional units. Fractional BIP Units shall not be distributed to Class A Shareholders or credited to book-entry accounts. With respect to any delivery of BIP Units to a Class A Shareholder under this Agreement, BN shall promptly instruct the transfer agent for the BIP Units to, as soon as practicable, (a) determine the number of whole BIP Units and fractional BIP Units allocable to each holder of record or beneficial owner of Class A Shares entitled to receive BIP Units at such time, (b) aggregate all such fractional units into whole BIP Units and sell the whole BIP Units obtained thereby in open market transactions, in each case, at then-prevailing trading prices on behalf of holders who would otherwise be entitled to fractional BIP Units, and (c) distribute to each such holder, or for the benefit of each such beneficial owner, such holder or owner’s ratable share of the net proceeds of such sale, based upon the average gross selling price per BIP Unit after making appropriate deductions for any amount required to be withheld for tax purposes and any brokerage fees incurred in connection with these sales of fractional BIP Units. Neither BN nor the Rights Agent will guarantee any minimum sale price for the fractional BIP Units. Neither BN nor the Rights Agent will pay any interest on the proceeds from the sale of fractional BIP Units. The transfer agent of the BIP Units acting on behalf of the applicable party will have the sole discretion to select the broker-dealers through which to sell the aggregated fractional BIP Units and to determine when, how and at what price to sell such units, provided that neither the transfer agent nor the broker-dealers through which the aggregated fractional BIP Units are sold shall be Affiliates of BN.

Section 27. Book Entry.

Reference in this Agreement to certificates for Class A Shares or BIP Units shall include, in the case of uncertificated shares or units, the balances indicated in the book-entry account system of the transfer agent for the Class A Shares or BIP Units, as applicable. Any legend required to be placed on any certificates for Class A Shares or BIP Units may instead be included on any book-entry confirmation or notification to the registered holder of such Class A Shares or BIP Units.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective duly authorized officers as of the day and year first above written.

Brookfield Corporation

By:	/s/ Swati Mandava
Name: Swati Mandava Title: Managing Director, Legal and Regulatory

Wilmington Trust, National Association as Rights Agent

By:	/s/ Joseph Clark
Name: Joseph Clark Title: Vice President

[Signature Page to Rights Agreement]

EXHIBIT A

Company’s Articles

Number:  BC1505109

BUSINESS CORPORATIONS ACT

ARTICLES

of

BROOKFIELD INFRASTRUCTURE CORPORATION

- ii -

Number:  BC1505109

BUSINESS CORPORATIONS ACT

ARTICLES

of

BROOKFIELD INFRASTRUCTURE CORPORATION

(the “Company”)

PART 1

INTERPRETATION

Definitions

1.1	In these Articles, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b)

“affiliate” means with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

(c)	“BIP” means Brookfield Infrastructure Partners L.P., a Bermuda exempted limited partnership, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(d)	“BIP-Affiliated Class A Shareholder” means BIP or a Person Controlled by BIP to the extent BIP or such other Person holds Class A Shares;

(e)	“BIP Distribution Declaration Date” means the date on which the BIP GP declares any distribution on the BIP Units;

(f)	“BIP Distributed Right” has the meaning as provided in clause (ii) of the definition of “Conversion Factor” below;

(g)	“BIP GP” means the general partner of BIP from time to time;

(h)	“BIP Liquidation Event” has the meaning as provided in §25.25;

(i)

“BIP Unit” means a limited partnership interest in BIP representing a fractional part of all the limited partnership interests in BIP, other than a preferred limited partnership interest, and which limited partnership interest is designated by BIP as an “Equity Unit” (as defined in the Amended and Restated Limited Partnership Agreement of BIP dated as of February 16, 2018), and includes any limited partnership interest or other equity interest of BIP into which such BIP Unit is converted or for which such BIP Unit is exchanged;

(j)

“BIP Unit Value” means, with respect to a BIP Unit on a particular date, the market price of a BIP Unit on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the BIP Units are listed on a U.S. National Securities Exchange, the closing price per BIP Unit (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the BIP Units are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per BIP Unit (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the BIP Units are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the BIP Units are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the BIP Units are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met, then the amount that a holder of one BIP Unit would receive if each of the assets of BIP were sold for its fair market value on such date, BIP were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its partners in accordance with the terms of its partnership agreement;

(k)	“BIP Units Amount” means, with respect to each Tendered Share, such number of BIP Units equal to the Conversion Factor in effect on the Valuation Date with respect to such Tendered Shares;

(l)	“BN” means Brookfield Corporation, a corporation existing under the Laws of the Province of Ontario, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(m)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company as applicable;

(n)

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America or Toronto, Ontario, Canada are authorized or required by Law to close;

(o)

“Cash Amount” means (a) with respect to each Tendered Class A Share, an amount in cash equal to the product of (i) the applicable BIP Units Amount for such Tendered Class A Share multiplied by (ii) the BIP Unit Value as of the applicable Valuation Date, and (b) with respect to each Tendered Class B Share, an amount in cash equal to the BIP Unit Value for such Tendered Class B Share;

(p)	“Class A Distributed Right” has the meaning as provided in clause (vi) of the definition of “Conversion Factor” below;

(q)	“Class A Dividend” has the meaning as provided in §25.2;

(r)	“Class A Share” means a class A exchangeable subordinate voting share of the Company;

(s)

“Class A Share Value” means, with respect to a Class A Share on a particular date, the market price of a Class A Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the Class A Shares are listed on a U.S. National Securities Exchange, the closing price per Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the Class A Shares are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the- counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the Class A Shares are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met then the amount that a holder of one Class A Share would receive if each of the assets of the Company were sold for its fair market value on such date, the Company were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its shareholders in accordance with the terms of these Articles;

(t)	“Class A Shareholder” means a holder of Class A Shares;

(u)	“Class A.1 Share” means a class A.1 exchangeable subordinate voting share of Brookfield Infrastructure Corporation (to be renamed Brookfield Infrastructure Holdings Corporation);

(v)	“Class A.2 Share” means a class A.2 exchangeable non-voting share of Brookfield Infrastructure Corporation (to be renamed Brookfield Infrastructure Holdings Corporation);

(w)	“Class B Retraction Amount” has the meaning as provided in §26.11;

(x)	“Class B Retraction Right” has the meaning as provided in §26.11;

(y)	“Class B Share” means a class B multiple voting share of the Company;

(z)	“Class B Shareholder” means a holder of Class B Shares;

(aa)	“Close of Business” means 5:00 p.m., Eastern Time;

(bb)	“Company” means Brookfield Infrastructure Corporation;

(cc)

“Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors of the Governing Body of B or A is the general partner of B, a limited partnership, then in each case A controls B for this purpose;

(dd)	“Conversion Factor” means 1.0; provided that in the event that:

(i)

BIP (a) declares or pays a distribution on its outstanding BIP Units wholly or partly in BIP Units; (b) splits or subdivides its outstanding BIP Units or (c) effects a reverse unit split or otherwise combines or reclassifies its outstanding BIP Units into a smaller number of BIP Units, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of BIP Units issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (assuming for such purpose that such distribution, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of BIP Units (determined without the above assumption) issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (i) shall become effective immediately after the Open of Business on the Record Date for such distribution, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such distribution of the type described in this clause (i) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the BIP GP determines not to pay such distribution, to the Conversion Factor that would be in effect if such distribution had not been declared.

(ii)

BIP distributes any rights, options or warrants to all or substantially all holders of BIP Units to convert into, exchange for or subscribe for or to purchase or to otherwise acquire BIP Units (or other securities convertible into, exchangeable for or exercisable for BIP Units) (each a “BIP Distributed Right”), then, as of the Record Date for the distribution of such BIP Distributed Rights or, if later, the time such BIP Distributed Rights become exercisable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be the number of BIP Units issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such BIP Distributed Rights become exercisable) plus the maximum number of BIP Units deliverable or purchasable under such BIP Distributed Rights and (B) the denominator of which shall be (x) the number of BIP Units issued and outstanding as of the Close of Business on the Record Date plus (y) such number of BIP Units determined by dividing the minimum aggregate cash purchase price under such BIP Distributed Rights of the maximum number of BIP Units purchasable under such BIP Distributed Rights by the average of the BIP Unit Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such BIP Distributed Rights become exercisable); provided, however, that, if any such BIP Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the BIP Distributed Rights, to reflect a reduced maximum number of BIP Units or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (ii) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date for such issuance (or, if later, the date such rights, options or warrants become exercisable). To the extent that the BIP Units are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be decreased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of BIP Units actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be decreased, effective as of the date the BIP GP determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such BIP Distributed Rights, there shall be taken into account any consideration received by BIP for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the BIP GP.

(iii)

(A) BIP distributes to all or substantially all holders of BIP Units evidences of its indebtedness or assets (including securities, but excluding distributions paid exclusively in cash, distributions referred to in clauses (i) or (ii) above or any Spin-off referred to in clause (iii)(B) below) or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities (but excluding distributions referred to in clause (ii) above), the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such distribution by a fraction (a) the numerator of which shall be the average of the BIP Unit Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution and (b) the denominator of which shall be the average of the BIP Unit Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution less the fair market value on the Record Date for such distribution (as determined by the BIP GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants so distributed applicable to one BIP Unit.

Any adjustment under this clause (iii)(A) will become effective immediately after the Open of Business on the Record Date for such distribution. If such distribution is not paid or made, the Conversion Factor shall be decreased, effective as of the date the BIP GP determines not to pay or make such distribution, to be the Conversion Factor that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if the fair market value (as determined by the BIP GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants distributable to one BIP Unit is equal to or greater than the average BIP Unit Value referenced above in this clause (iii)(A), in lieu of the foregoing adjustment, each Class A Shareholder shall receive from the Company, in respect of each Class A Share, a distribution of cash payable out of the funds legally available therefor (at the same time as holders of the BIP Units), that in the determination of the Company, is comparable as a whole in all material respects with the amount of BIP indebtedness or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities that such holder would have received if such holder owned a number of BIP Units equal to the Conversion Factor in effect immediately prior to the Record Date.

(B) Where there has been a Spin-off, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such Spin- off by a fraction (a) the numerator of which shall be the average of the Last Reported Sale Prices of the share capital or similar equity interest applicable to one BIP Unit distributed to BIP Unit holders over the Valuation Period plus the average of the BIP Unit Value over the Valuation Period and (b) the denominator of which shall be the average of the BIP Unit Value over the Valuation Period; provided that, the Company may elect to pay cash in lieu of making an adjustment to the Conversion Factor provided by this clause (iii)(B), in which case the Company shall be required to pay to the Class A Shareholders and the Class A Shareholders shall be entitled to receive, cash on the third (3rd) Business Day immediately following the last Trading Day of the Valuation Period in an amount in respect of each Class A Share held, calculated by multiplying the BIP Unit Value on the Record Date of such Spin- off by the amount the Conversion Factor would have increased as a result of such Spin-off if no such cash payment was made.

Any adjustment under this clause (iii)(B) will be made immediately after the Close of Business on the last Trading Day of the Valuation Period, but will be given effect as of the Open of Business on the Record Date for such Spin-off.

Notwithstanding the foregoing, in respect of any exchange by a Class A Shareholder during the Valuation Period, references contained in the definition of Valuation Period to “ten (10) consecutive Trading Days” shall be deemed for the purposes of the foregoing for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Record Date of such Spin-off and the Trading Day immediately preceding the Exchange Date in determining the Conversion Factor. If any such Spin-off does not occur, the Conversion Factor shall be decreased, effective as of the date the BIP GP determines not to proceed with the Spin-off, to be the Conversion Factor that would then be in effect if such Spin-off had not been pursued.

(iv)

BIP or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the BIP Units (but excluding for all purposes any tender or exchange offer involving an offer to exchange BIP Units for Class A Shares or any other security that is economically equivalent to BIP Units), to the extent that the cash and value of any other consideration included in the payment per BIP Unit exceeds the average of the BIP Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), then the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Trading Day next succeeding the Expiration Date by a fraction (a) the numerator of which shall be (x) the sum of the aggregate value of all cash and any other consideration (as determined by the BIP GP) paid or payable in respect of BIP Units in such tender or exchange offer plus (y) the average of the BIP Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date multiplied by the number of BIP Units issued and outstanding immediately after the Expiration Date (after giving effect to the purchase of all BIP Units accepted for purchase or exchange in such tender or exchange offer, without duplication), and (b) the denominator of which shall be the number of BIP Units issued and outstanding immediately prior to the Expiration Date (before giving effect to the purchase of all BIP Units accepted for purchase or exchange in such tender or exchange offer) multiplied by the average of the BIP Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date.

For greater certainty, no adjustment under this clause (iv) will be made for any normal course issuer bid or similar stock buyback. Any adjustment under this clause (iv) will be made immediately after the Close of Business on the tenth (10th) Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date and shall be given effect as of the Open of Business on the day next succeeding the Expiration Date.

Notwithstanding the foregoing, in respect of any exchange by a Class A Shareholder during the Valuation Period, references above to “ten (10) consecutive Trading Days” shall be deemed for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Expiration Date and the Trading Day immediately preceding the Exchange Date in determining the Conversion Factor.

(v)

the Company (a) declares or pays a dividend on its outstanding Class A Shares wholly or partly in Class A Shares; (b) splits or subdivides its outstanding Class A Shares or (c) effects a reverse share split or otherwise combines or reclassifies its outstanding Class A Shares into a smaller number of Class A Shares, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (determined without the assumption for such purpose that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of Class A Shares (assuming the above assumption has occurred) issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (v) shall become effective immediately after the Open of Business on the Record Date for such dividend, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such dividend of the type described in this clause (v) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the board of directors determines not to pay such dividend, to the Conversion Factor that would be in effect if such dividend had not been declared.

(vi)

the Company distributes any rights, options or warrants to all or substantially all holders of Class A Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Class A Shares (or other securities convertible into, exchangeable for or exercisable for Class A Shares) at a price per share that is less than the average of the Class A Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (each a “Class A Distributed Right”), then, as of the Record Date for the distribution of such Class A Distributed Rights or, if later, the time such Class A Distributed Rights become exercisable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be (x) the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) plus (y) such number of Class A Shares determined by dividing the minimum aggregate cash purchase price under such Class A Distributed Rights of the maximum number of Class A Shares purchasable under such Class A Distributed Rights by the average of the Class A Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such Class A Distributed Rights become exercisable) and (B) the denominator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) plus the maximum number of Class A Shares purchasable under such Class A Distributed Rights; provided, however, that, if any such Class A Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the Class A Distributed Rights, to reflect a reduced maximum number of Class A Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (vi) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) for such issuance. To the extent that the Class A Shares are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be increased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Class A Shares actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be increased, effective as of the date the board of directors determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such Class A Distributed Rights, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the board of directors.

Any adjustment to the Conversion Factor shall be calculated up to four (4) decimal places. Within ten (10) Business Days of the effectiveness of any adjustment or readjustment of the Conversion Factor, the Company shall make a public announcement of such adjustment or readjustment.

Notwithstanding the foregoing, the Conversion Factor shall not be adjusted in connection with (a) an event described in clauses (i) through (iv) above (other than clause (iii)(B) above) if, in connection with such event, the Company makes a distribution of cash, Class A Shares, BIP Units and/or rights, options or warrants to acquire Class A Shares and/or BIP Units with respect to all applicable Class A Shares, splits or subdivides the Class A Shares, distributes to all or substantially all holders of Class A Shares evidences of its indebtedness or assets or effects a reverse split of, or otherwise combines or makes an offer for, the Class A Shares, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects with such event, (b) a Spin-off as described in clause (iii)(B) above if the Company makes a distribution of the share capital or similar equity interests distributed to BIP Unit holders in the Spin-off in an amount and on terms that are comparable in all material respects to such Spin-off, or (c) an event described in clauses (v) through (vi) above if, in connection with such event, BIP makes a distribution of cash, Class A Shares, BIP Units and/or rights, options or warrants to acquire Class A Shares and/or BIP Units with respect to all BIP Units, splits or subdivides the BIP Units or effects a reverse split of, or otherwise combines or makes an offer for, the BIP Units, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects with such event;

(ee)	“Conversion Notice” has the meaning as provided in §25.31;

(ff)

“Effective Date” means, with respect to an event described in clauses (i) and (v) of the definition of “Conversion Factor” above, the first date on which the BIP Units or Class A Shares, as applicable, trade on the applicable exchange or in the applicable market, in a regular way, reflecting the relevant unit or share split, subdivision, reserve split, combination or reclassification, as applicable;

(gg)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(hh)	“Exchange Consideration” has the meaning as provided in §25.13;

(ii)

“Exchange Date” means the date upon which a Tendering Class A Shareholder’s Exchange Right has been satisfied by the delivery of the Exchange Consideration to such Tendering Class A Shareholder with respect to its Tendered Class A Shares;

(jj)	“Exchange-Redemption Call Right” has the meaning as provided in §25.23;

(kk)	“Exchange Right” has the meaning as provided in §25.11;

(ll)

“Ex-Dividend Date” means, in respect of a dividend or distribution on the applicable securities, (a) the date on which such securities are traded without an entitlement to such dividend or distribution or (b) where such securities trade on a due bill basis, the date on which such dividend or distribution is paid;

(mm)	“Expiration Date” has the meaning as provided in clause (iv) of the definition of “Conversion Factor” above;

(nn)

“Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

(oo)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(pp)

“Last Reported Sale Price” means with respect to a security on a particular date, the market price of such security on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if such security is listed on a U.S. National Securities Exchange, the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange (or, if listed on more than one U.S. National Securities Exchange, the U.S. National Securities Exchange with the greatest volume of trading by dollar value over the 12-month period preceding the date of the calculation); (ii) if such security is not listed on a U.S. National Securities Exchange but is listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the- counter market on such day as reported by OTC Markets Group Inc. or a similar organization; or (iv) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and such security is not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose;

(qq)

“Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets;

(rr)	“legal personal representative” means the personal or other legal representative of the shareholder;

(ss)	“Liquidation Amount” has the meaning as provided in §25.25;

(tt)	“Liquidation Call Consideration” has the meaning as provided in §25.28;

(uu)	“Liquidation Call Right” has the meaning as provided in §25.28;

(vv)	“Liquidation Date” has the meaning as provided in §25.25;

(ww)	“Liquidation Event” has the meaning as provided in §25.25;

(xx)	“Liquidation Reference Date” has the meaning as provided in §25.25;

(yy)	“Non-Affiliated Holders” means the holders of Class A Shares other than BIP- Affiliated Class A Shareholders;

(zz)	“Notice of Class A Redemption” means a Notice of Redemption substantially in the form set forth on Exhibit B hereto;

(aaa)	“Notice of Class B Retraction” means a Notice of Retraction substantially in the form set forth on Exhibit C hereto;

(bbb)

“Notice of Exchange” means a Notice of Exchange substantially in the form set forth on Exhibit A hereto (or notice of the exercise of Exchange Rights in such other form as may be acceptable to the Company);

(ccc)	“Open of Business” means 9:00 a.m., Eastern Time;

(ddd)

“Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, governmental entity or other entity however designated or constituted and pronouns have a similarly extended meaning;

(eee)

“Record Date” means with respect to any dividend, distribution or other transaction or event in which the holders of BIP Units and/or Class A Shares have the right to receive any cash, securities, assets or other property or in which BIP Units and/or Class A Shares are exchanged for or converted into any combination of securities, cash, assets or other property, the date fixed for determination of holders of BIP Units and/or Class A Shares entitled to receive such cash, securities, assets or other property (whether such date is fixed by the board of directors or the BIP GP, as applicable, or a duly authorized committee thereof, or as determined pursuant to any statute, constating document, contract or otherwise);

(fff)	“Redemption Consideration” has the meaning as provided in §25.21;

(ggg)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(hhh)	“Rights Agent” means Wilmington Trust, National Association or any successor thereto as rights agent for the Secondary Exchange Amount;

(iii)

“Rights Agreement” means that certain Rights Agreement to be entered into by and between BN and the Rights Agent on or prior to the initial issuance of Class A Shares by the Company as it may be amended or modified from time to time in accordance with the terms thereof;

(jjj)

“Secondary Exchange Amount” means, with respect to a Tendered Share, the BIP Units Amount for such Tendered Share or, at the election of BN, the Cash Amount for such Tendered Share, in each case, on the terms and subject to the conditions of the Rights Agreement;

(kkk)

“Secondary Exchange Date” means, with respect to any Class A Share, the date that is two (2) Business Days following the Specified Exchange Date or Specified Class A Redemption Date, as applicable, with respect to such Class A Share;

(lll)	“Secondary Exchange Right” has the meaning set forth in §25.16;

(mmm)	“share” means a share in the share structure of the Company;

(nnn)	“special majority” means the number of votes described in §11.2 which is required to pass a special resolution;

(ooo)

“Specified Class A Redemption Date” means, with respect to the Notice of Class A Redemption, the sixtieth (60th) day following delivery of such Notice of Class A Redemption to the Class A Shareholder or such later day specified in such Notice of Class A Redemption;

(ppp)	“Specified Class B Retraction Date” means, with respect to each Notice of Class B Retraction, the thirtieth (30th) day following receipt of such Notice of Class B Retraction by the Company;

(qqq)

“Specified Exchange Date” means, with respect to each Notice of Exchange for which an Exchange Date has not occurred prior thereto, the tenth (10th) Business Day following the receipt of such Notice of Exchange by the Transfer Agent;

(rrr)

“Spin-off” means a payment by BIP of a distribution of shares of any class or series, or similar equity interest, of or relating to a subsidiary or business unit of BIP, that are, or, when issued, will be, listed or admitted for trading on a U.S. National Securities Exchange or the TSX;

(sss)	“Tendered Class A Shares” has the meaning as provided in §25.11;

(ttt)	“Tendered Class B Shares” has the meaning as provided in §26.11;

(uuu)	“Tendered Shares” means the Tendered Class A Shares or Tendered Class B Shares, as applicable;

(vvv)	“Tendering Class A Shareholder” has the meaning as provided in §25.11;

(www)	“Tendering Class B Shareholder” has the meaning as provided in §26.11;

(xxx)

“Trading Day” means a day on which (a) trading in the applicable securities generally occurs on a U.S. National Securities Exchange or, if the applicable securities are not then listed on a U.S. National Securities Exchange, on the TSX or such other market on which the applicable securities are then traded and (b) a Last Reported Sale Price for the applicable securities is available on such securities exchange or market. If the applicable securities are not so listed, or in the case of unlisted securities, so traded, “Trading Day” means a “Business Day”;

(yyy)

“Transfer” means any sale, assignment, surrender, gift or transfer of ownership of, the granting or foreclosure of a pledge, mortgage, charge, security interest, hypothecation or other encumbrance, whether voluntary, involuntary, by operation of law or otherwise, or the entry into of any contract, option or other arrangement or understanding with respect to the foregoing;

(zzz)

“Transfer Agent” means Computershare Trust Company of Canada, and includes any person who becomes a successor or replacement transfer agent is deemed to refer to all successors, including, without limitation, by operation of law of such transfer agent;

(aaaa)	“TSX” means Toronto Stock Exchange;

(bbbb)	“Unpaid Dividends” has the meaning as provided in §25.3;

(cccc)

“U.S. National Securities Exchange” means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act on which the applicable securities are listed, or if the applicable securities are not listed on an exchange so registered with the U.S. Securities and Exchange Commission, any other U.S. exchange, whether or not so registered, on which the applicable securities are listed; (dddd) “Valuation Date” means (i) the date of receipt by the Transfer Agent of a Notice of Exchange, or by the Company of a Notice of Class B Retraction, or, if such date is not a Trading Day, the first (1st) Trading Day thereafter; or (ii) the day immediately preceding the date the Company issues a Notice of Class A Redemption, or, if such day is not a Business Day, the Trading Day immediately preceding such day; and (eeee) “Valuation Period” means, with respect to any Spin-off, the ten (10) consecutive Trading Day period commencing on, and including, the Ex-Dividend Date of the Spin-off.

Act and Interpretation Act Definitions Applicable

1.2

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail. If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

Actions on Non-Business Days

1.3

Whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

Currency

1.4	Except where otherwise expressly provided herein, all amounts are stated in U.S. currency.

PART 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1	The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

2.2	Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.3

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non- transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all. If a shareholder is the registered owner of uncertificated shares, the Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.

Delivery by Mail

2.4

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5

If a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

(a)	cancel the share certificate or acknowledgment; and

(b)	issue a replacement share certificate or acknowledgment.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if it receives:

(a)	proof satisfactory to it of the loss, theft or destruction; and

(b)	any indemnity the directors consider adequate.

Splitting Share Certificates

2.7

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8

There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

Recognition of Trusts

2.9

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

Directors Authorized

3.1

Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company.

Brokerage

3.3	The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Conditions of Issue

3.4	Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under §3.1.

Share Purchase Warrants and Rights

3.5

Subject to the Act and the rights if any, of the holders of issued shares of the Company, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4

SHARE REGISTERS

Central Securities Register

4.1

As required by and subject to the Act, the Company must maintain a central securities register and may appoint an agent to maintain such register. The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place. If the directors designate a location outside British Columbia as the location at which the company maintains its central securities register, the central securities register must be available for inspection and copying in accordance with the Act at a location inside British Columbia by means of a computer terminal or other electronic technology.

PART 5

SHARE TRANSFERS

Registering Transfers

5.1	A transfer of a share must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a)	except as exempted by the Act, a duly signed proper instrument of transfer in respect of the share;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(c)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(d)

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

5.2

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in some other form that may be approved by the directors.

Transferor Remains Shareholder

5.3

Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4

If a shareholder, or the shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

5.5

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6	There must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the Company shall receive the documentation required by the Act.

Rights of Legal Personal Representative

6.2

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company. This §6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the name of the shareholder and the name of another person in joint tenancy.

PART 7

PURCHASE, REDEEM OR OTHERWISE ACQUIRE SHARES

Company Authorized to Purchase, Redeem or Otherwise Acquire Shares

7.1

Subject to the special rights or restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

7.2	If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift, cancel or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

Company Entitled to Purchase, Redeem or Otherwise Acquire Share Fractions

7.3

The Company may, without prior notice to the holders, purchase, redeem or otherwise acquire for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders’ registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company shall thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the Company has a transfer agent, shall direct the transfer agent to amend the central securities register accordingly.

PART 8

BORROWING POWERS

8.1	The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9

ALTERATIONS

Alteration of Authorized Share Structure

9.1	Subject to §9.2 and the Act, the Company may by ordinary resolution (or a resolution of the directors in the case of §9.1(c) or §9.1(f)):

(a)	create one or more classes of shares or, if none of the shares of a class of shares are allotted or issued, eliminate that class of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares or establish a maximum number of shares that the Company is authorized to issue out of any class of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and Articles accordingly.

Special Rights or Restrictions

9.2

Subject to the Act and in particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class of shares, whether or not any or all of those shares have been issued,

and alter its Notice of Articles and Articles accordingly.

Change of Name

9.3	The Company may by directors resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

Other Alterations

9.4	If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Resolution Instead of Annual General Meeting

10.2

If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting. A unanimous resolution passed in writing under this §10.2 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a unanimous resolution, whether digital or encrypted, shall be deemed to have the same force and effect as a manual signature. A unanimous resolution in writing may be in two or more counterparts which together are deemed to constitute one unanimous resolution in writing.

Calling of Meetings of Shareholders

10.3	The directors may, at any time, call a meeting of shareholders.

Notice for Meetings of Shareholders

10.4

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as a special resolution and any notice to consider approving a continuation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if the Company is a public company, 21 days;

(b)	otherwise, 10 days.

Record Date for Notice

10.5

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

10.6

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Notice of Special Business at Meetings of Shareholders

10.8	If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Place of Meetings

10.9

In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors, or if so approved by a resolution of the directors, any general meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

11.1	At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution;

(ix)	any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Resolutions

11.2	The number of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution. Ordinary Resolutions

11.3	The number of votes required for the Company to pass an ordinary resolution at a general meeting of shareholders is a majority of the votes cast on the resolution.

Quorum

11.4

Subject to the special rights or restrictions attached to the shares of any class or series of shares, and to §11.6, the quorum for the transaction of business at a meeting of shareholders is at least one holder of Class A Shares and one holder of Class B Shares, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares entitled to be voted at the meeting. At any time that no Class A Shares are outstanding, the quorum will be at least one holder of Class B Shares.

11.5

Where a separate vote by a class or series or classes or series is required, the quorum for that matter is at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares of such class or series or classes or series entitled to vote on that matter.

One Shareholder May Constitute Quorum

11.6	If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

Persons Entitled to Attend Meeting

11.7

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.8

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

11.9	If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place specified in the notice calling the meeting unless otherwise determined by an ordinary resolutions of those shareholders present and for which notification is provided to all shareholders entitled to attend such meeting.

Lack of Quorum at Succeeding Meeting

11.10

If, at the meeting to which the meeting referred to in §11.9(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy one or more shareholders, entitled to attend and vote at the meeting shall be deemed to constitute a quorum.

Chair

11.11	The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.12

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the lawyer of the Company to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present or the lawyer of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.13

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.14

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.15

Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.16

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.15, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.17

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

11.18

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

11.19	Subject to §11.20, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.20	A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.21

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and the determination of the chair made in good faith is final and conclusive.

Casting of Votes

11.22	On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll on Election of Chair

11.23	No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.24

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.25

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1	Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3	If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

12.5	If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must be received:

(i)

at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice for the receipt of proxies, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(ii)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b)	if a representative is appointed under this §12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Proxy Provisions Do Not Apply to All Companies

12.6

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with securities laws applicable to the Company.

Appointment of Proxy Holders

12.7

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8	A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy Holder Need Not Be Shareholder

12.9	A proxy holder need not be a shareholder of the Company.

Deposit of Proxy

12.10	A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(b)

unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet or telephone voting or by email, if permitted by the notice calling the meeting or the information circular for the meeting.

Validity of Proxy Vote

12.11

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)

at the registered office of the Company, at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)	at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Form of Proxy

12.12	A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

Revocation of Proxy

12.13	Subject to §12.14, every proxy may be revoked by an instrument in writing that is received:

(a)

at the registered office of the Company at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Revocation of Proxy Must Be Signed

12.14	An instrument referred to in §12.13 must be signed as follows:

(a)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or the shareholder’s legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13

DIRECTORS

First Directors; Number of Directors

13.1

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

(a)	subject to §(b) and §(c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii)	the number of directors in office pursuant to §14.4;

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii)	the number of directors in office pursuant to §14.4.

Change in Number of Directors

13.2

If the number of directors is set under §13.1(b)(i) or §13.1(c)(i), subject to any restrictions in the Act and to §14.8, the board of directors may appoint the directors needed to fill any vacancies in the board of directors up to that number.

Directors’ Acts Valid Despite Vacancy

13.3	An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4

A director is not required to hold a share in the share structure of the Company as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Remuneration of Directors

13.5

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

Reimbursement of Expenses of Directors

13.6	The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

13.8

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1	At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under §(a), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2	No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Act.

Failure to Elect or Appoint Directors

14.3	If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	when his or her successor is elected or appointed; and

(d)	when he or she otherwise ceases to hold office under the Act or these Articles.

Places of Retiring Directors Not Filled

14.4

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire no later than the date on which new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5	Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

14.6

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

Shareholders May Fill Vacancies

14.7

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8

Notwithstanding §13.1, §13.2, and §14.1, between annual general meetings or by unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors but the number of additional directors appointed under this §14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or re-appointment.

Ceasing to be a Director

14.9	A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to §14.10 or §14.11.

Removal of Director by Shareholders

14.10

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Nomination of Directors

14.12

(a)

Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)

by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must be given

(i)	timely notice thereof in proper written form to an officer of the Company of the Company at the principal executive offices of the Company in accordance with this §14.12 and

(ii)	the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(c).

(c)

To be timely under §14.12(b)(i), a Nominating Shareholder’s notice to an officer of the Company, being either the Chief Executive Officer, the Chief Financial Officer, or the Corporate Secretary (singularly, “an officer of the Company”), must be made:

(i)

in the case of an annual meeting of shareholders, not less than 40 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(iii)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c).

(d)	To be in proper written form, a Nominating Shareholder’s notice to an officer of the Company, under §14.12(b) must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time and, if applicable, the listing standards of the securities exchange(s) on which the Class A Shares may then be listed) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)	For purposes of this §14.12:

(i)

“Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(ii)

“Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iii)

“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(iv)

“Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(v)

“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vi)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedarplus.ca.

(g)

Notwithstanding any other provision to this §14.12, notice or any delivery given to an officer of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission, email or other electronic transmission method made available by the Company, and shall be deemed to have been given and made only at the time it is served by personal delivery, email, electronic transmission or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to an officer of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a Business Day or later than 5:00 p.m. (Vancouver time) on a day which is a Business Day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a Business Day.

14.13

In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c).

PART 15

POWERS AND DUTIES OF DIRECTORS

Powers of Management

15.1

The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

Appointment of Attorney of Company

15.2

The directors may from time to time, by power of attorney or other instrument, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

16.1

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Restrictions on Voting by Reason of Interest

16.2

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

16.3

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

16.4

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Director Holding Other Office in the Company

16.5

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

16.6

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

16.7

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

16.8

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17

PROCEEDINGS OF DIRECTORS

Meetings of Directors

17.1

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

17.2	Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Chair of Meetings

17.3	The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Place of Meetings

17.4

Meetings of directors may be held at any place within or outside of Canada, or if so approved by all of the directors, such meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

Meetings by Telephone or Other Communications Medium

17.5	A director may participate in a meeting of the directors or of any committee of the directors:

(a)	in person; or

(b)	by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.

A director who participates in a meeting in a manner contemplated by this §17.5 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

17.6	A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

17.7

Other than for meetings held at regular intervals as determined by the directors pursuant to §17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §23.1 or orally or by telephone.

When Notice Not Required

17.8	It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

17.9	The accidental omission to give notice of any meeting of directors to, or the non- receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

17.10

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of notice of the meeting unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

17.11

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

17.12	Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

17.13	A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this §17.13 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a consent, whether digital or encrypted, shall be deemed to have the same force and effect as a manual signature. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §17.13 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

18.1

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

Appointment and Powers of Other Committees

18.2	The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under §(a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in §(b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

Obligations of Committees

18.3	Any committee appointed under §18.1 or §18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

18.4	The directors may, at any time, with respect to a committee appointed under §18.1 or §18.2

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

Committee Meetings

18.5	Subject to §18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §18.1 or §18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 19

OFFICERS

Directors May Appoint Officers

19.1	The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

19.2	The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

19.3

No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board, chair of a committee of the board or lead independent director, if any, must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

19.4

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20

INDEMNIFICATION

Definitions

20.1	In this Part 20:

(a)	“eligible party”, in relation to a company, means an individual who:

(i)	is or was a director or officer of the Company;

(ii)	is or was a director or officer of another corporation

(A)	at a time when the corporation is or was an affiliate of the Company,

or

(B)	at the request of the Company; or

(iii)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and Sections 163(1)(c) and (d) and 165 of the Act, the heirs and personal or other legal representatives of that individual;

(b)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c)

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d)

“expenses” has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

(e)	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Mandatory Indemnification of Eligible Parties

20.2

Subject to the Act, the Company must indemnify each eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this §20.2.

Indemnification of Other Persons

20.3

Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

Authority to Advance Expenses

20.4	The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

Non-Compliance with Act

20.5

Subject to the Act, the failure of an eligible party of the Company to comply with the Act or these Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Part 20.

Company May Purchase Insurance

20.6

The Company may purchase and maintain insurance for the benefit of any eligible party (or the heirs or legal personal representatives of any eligible party) against any liability incurred by any eligible party.

PART 21

DIVIDENDS

Payment of Dividends Subject to Special Rights

21.1	The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

21.2	Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

21.3	The directors need not give notice to any shareholder of any declaration under §21.2.

Record Date

21.4

The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

Manner of Paying Dividend

21.5

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other entity, or in any one or more of those ways.

Settlement of Difficulties

21.6	If any difficulty arises in regard to a distribution under §21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)

determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

21.7	Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

21.8	All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

21.9	If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

21.10	No dividend bears interest against the Company.

Fractional Dividends

21.11

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

21.12

Any dividend or other distribution payable in money in respect of shares may be paid (i) by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing or (ii) by wire transfer or other electronic means. In the case of payment of a dividend by cheque, mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority. In the case of payment of a dividend by wire transfer or other electronic means, the initiation of such payment by the Company will, to the extent of the sum represented by the transfer (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

21.13

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

PART 22

ACCOUNTING RECORDS AND AUDITOR

Recording of Financial Affairs

22.1	The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

Inspection of Accounting Records

22.2

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Remuneration of Auditor

22.3	The directors may set the remuneration of the auditor of the Company.

PART 23

NOTICES

Method of Giving Notice

23.1

Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles (a “Notice”) to be sent by or to a person may be sent by:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a Notice mailed to a shareholder, the shareholder’s registered address;

(ii)

for a Notice mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of Notices of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a Notice delivered to a shareholder, the shareholder’s registered address;

(ii)

for a Notice delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of Notices of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the Notice by fax to the fax number provided by the intended recipient for the sending of Notices that class;

(d)	sending the Notice by email to the email address provided by the intended recipient for the sending of Notices of that class;

(e)	sending the Notice by other means of electronic transmission accessible by the intended recipient for the sending of Notices of that class in accordance with applicable law; and

(f)	physical delivery to the intended recipient.

Press Release

23.2

Unless the Act or these Articles provide otherwise, a Notice to be sent to a shareholder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable laws and regulations, be deemed conclusively to have been fully satisfied upon issuing a press release complying with applicable laws and regulations if deemed by the board of directors to be a reasonable or appropriate means of providing such Notice.

Deemed Receipt of Mailing

23.3	A notice, statement, report or other record that is:

(a)

mailed to a person by ordinary mail to the applicable address for that person referred to in §23.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(b)	faxed to a person to the fax number provided by that person under §23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(c)	emailed to a person to the e-mail address provided by that person under §23.1 is deemed to be received by the person to whom it was e-mailed on the day that it was emailed; and

(d)	sent to a person by other means of electronic transmission under §23.1 is deemed to be received by the person to whom it was transmitted on the day that such transmission occurred.

Certificate of Sending

23.4

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §23.1 is conclusive evidence of that fact.

Notice to Joint Shareholders

23.5

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Notice to Legal Personal Representatives and Trustees

23.6	A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in §23.6(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Undelivered Notices

23.7

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

PART 24

PROHIBITIONS

Definitions

24.1	In this Part 24:

(a)	“designated security” means:

(i)	a voting security of the Company;

(ii)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)	a security of the Company convertible, directly or indirectly, into a security described in §(a) or §(b);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia); and

(c)	“voting security” means a security of the Company that:

(i)	is not a debt security; and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Application

24.2

§24.3 does not apply to the Company if and for so long as it is a public company, a private company which is no longer eligible to use the private issuer exemption under the Securities Act (British Columbia) or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or a company to which the Statutory Reporting Company Provisions apply.

Consent Required for Transfer of Shares or Designated Securities

24.3

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 25

SPECIAL RIGHTS AND RESTRICTIONS CLASS A EXCHANGEABLE

SUBORDINATE VOTING SHARES

Special Rights and Restrictions

25.1	The Class A Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 25.

DIVIDENDS

Dividend Rights

25.2

Each Class A Shareholder shall be entitled to receive, and the Company shall pay thereon, as and when declared by the board of directors, a dividend on each Class A Share in an amount in cash for each Class A Share equal to the cash distribution declared on each BIP Unit on each BIP Distribution Declaration Date occurring after the first date of issuance of the Class A Shares multiplied by the Conversion Factor in effect on the Record Date of such dividend (the “Class A Dividend”), it being understood that Class A Shareholders will not be entitled to any dividends other than the Class A Dividend.

Unpaid Dividends

25.3

If the full amount of a Class A Dividend is not declared on a BIP Distribution Declaration Date, or is declared but is not paid on the payment date, then such Class A Dividend shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, declared or authorized (such amounts, the “Unpaid Dividends”). Any dividend payment made on the Class A Shares shall first be credited against the earliest Unpaid Dividends due with respect to such Class A Shares which remains payable.

Payment of Dividends

25.4

Cheques of the Company, wire transfers or other electronic means of payment may be issued or initiated, as applicable, in respect of all Class A Dividends contemplated by §25.2 and the sending of such cheque, wire transfer or other electronic means of payment, as applicable, to each Class A Shareholder will satisfy the cash dividend represented thereby unless, in the case of a cheque, the cheque is not paid on presentation. Subject to the requirements of applicable Law with respect to unclaimed property, no Class A Shareholder will be entitled to recover by action or other legal process against the Company any dividend that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of two years from the date on which such dividend was first payable.

Record and Payment Dates

25.5

The Record Date with respect to any Class A Dividend declared by the board of directors and the payment date of such Class A Dividend will be the same dates as the Record Date and the payment date, respectively, for the corresponding distribution declared on the BIP Units, each as approved by the board of directors.

RANKING

Ranking of the Class A Shares

25.6

The Class A Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank senior to the Class B Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and return of capital in a Liquidation Event

VOTING

Voting Rights

25.7

Except as expressly provided herein, each Class A Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class A Shareholder shall be entitled to cast one vote for each Class A Share held at the record date for the determination of shareholders entitled to vote on any matter.

25.8	Except as otherwise expressly provided herein or as required by Law, the Class A Shareholders and Class B Shareholders will vote together and not as separate classes.

25.9	The holders of the outstanding Class A Shares and Class B Shares, voting together, shall be entitled to vote in respect of the election of all directors of the Company.

Amendment with Approval of Class A Shareholders

25.10

In addition to any other approvals required by Law, any approval given by the Class A Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares or any other matter requiring the approval or consent of the Class A Shareholders as a separate class will be deemed to have been sufficiently given if it will have been given in accordance with applicable Law, subject to a minimum requirement that such amendment be approved by not less than 66 2/3% of the votes cast on such amendment at a meeting of Class A Shareholders duly called and held at which the Class A Shareholders holding at least 10% of the outstanding Class A Shares at that time are present or represented by proxy; provided that such approval must be given also by the affirmative vote of holders of not less than 66 2/3% of the Non- Affiliated Holders represented in person or by proxy at the meeting. If at any such meeting the Class A Shareholders holding at least 10% of the outstanding Class A Shares as of the Record Date of such meeting are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting will be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the chairman of such meeting. At such reconvened meeting, the Class A Shareholders present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast on such amendment at such reconvened meeting excluding the BIP-Affiliated Class A Shareholders shall be effective.

EXCHANGE RIGHTS

Exchange at the Option of the Class A Shareholder

25.11

Subject to applicable Law and the due exercise by BIP of the Exchange-Redemption Call Right, at any time from and after the date of the issuance of the Class A Shares, each Class A Shareholder shall have the right (the “Exchange Right”) to require the Company to redeem all or such portion of the Class A Shares registered in the name of such Class A Shareholder specified in a Notice of Exchange delivered to the Transfer Agent by or on behalf of such Class A Shareholder (such Class A Shares being hereafter referred to as “Tendered Class A Shares” and such Class A Shareholder, the “Tendering Class A Shareholder”) for the BIP Units Amount per Tendered Class A Share or, if the Company elects in its sole and absolute discretion, the Cash Amount (in lieu of the BIP Units Amount per Tendered Class A Share), plus, in either case, a cash amount equal to any Unpaid Dividends per Tendered Class A Share.

Notice of Exchange

25.12

A Class A Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent and communicated to the Class A Shareholders by the Company or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent prior to the issuance by the Company of a Notice of Class A Redemption or the announcement of a Liquidation Event in order to exercise his, her or its Exchange Right. The Transfer Agent shall promptly notify the Company, BIP and, until such time as the Rights Agreement has been terminated, BN, of the receipt of a Notice of Exchange.

Satisfaction of Exchange Rights

25.13

Upon receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Company or the Transfer Agent may reasonably require, and provided that BIP has not exercised the Exchange-Redemption Call Right, the Company will redeem the applicable Tendered Class A Shares on or prior to the Specified Exchange Date. The Company will deliver or cause to be delivered to the Tendering Class A Shareholder, at the address of the holder recorded in the register of the Company for the Class A Shares or at the address specified in the holder’s Notice of Exchange, either (i) the BIP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A Share equal to any Unpaid Dividends per Tendered Class A Share ((i) or (ii), plus such Unpaid Dividends collectively being the “Exchange Consideration”) and such delivery of such Exchange Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should the Company elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §25.4.

25.14

Any Tendering Class A Shareholder shall have no further right, with respect to any Tendered Class A Shares redeemed, repurchased or exchanged, to receive any dividends on Class A Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Class A Shareholder shall continue to own each Class A Share subject to any Notice of Exchange, and be treated as a Class A Shareholder with respect to each such Class A Share for all other purposes of these Articles, until such Class A Share has been redeemed in accordance with §25.13 or repurchased or exchanged in accordance with the Rights Agreement, as applicable, for the Secondary Exchange Amount in accordance with §25.16. A Tendering Class A Shareholder shall have no rights as a unitholder of BIP with respect to any BIP Units to be received by such Tendering Class A Shareholder in exchange for Tendered Class A Shares pursuant to §25.11 until the Transfer Agent has issued such BIP Units to such Tendering Class A Shareholder.

25.15

Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class A Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A Shares, and BIP has not exercised its Exchange-Redemption Call Right with respect to the Tendered Class A Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A Shares (rounded down to a whole number of Class A Shares) that would not be contrary to such requirements or other provisions. The Company will notify any such Tendering Class A Shareholder at least one Business Day prior to the Specified Exchange Date as to the number of Tendered Class A Shares that will be redeemed by the Company. Where there is more than one Tendering Class A Shareholder, the Company will redeem the maximum number of Tendered Class A Shares that would not be contrary to such requirements or other provisions among such Tendering Class A Shareholders on a pro rata basis.

Secondary Exchange Rights

25.16

For so long as the Rights Agreement has not been terminated, if a Tendering Class A Shareholder has not received the Exchange Consideration with respect to any Tendered Class A Shares by the Close of Business on the applicable Specified Exchange Date for any reason, then, on the terms and subject to the conditions set forth in the Rights Agreement, which the Class A Shareholders shall have a right to enforce, such Tendering Class A Shareholder shall be entitled to receive from BN the Secondary Exchange Amount with respect to each such Tendered Class A Share no later than the applicable Secondary Exchange Date (the “Secondary Exchange Right”). The Company shall send to BN and to the Rights Agent on the applicable Specified Exchange Date a notice to the effect that the Tendering Class A Shareholder has not received the Exchange Consideration and such notice will set forth the identity of the Tendering Class A Shareholder, the number of Tendered Class A Shares, the amounts of such Exchange Consideration then not paid and will be otherwise consistent with the definition of “Company Notice” in the Rights Agreement.

No Fractional BIP Units

25.17

Notwithstanding anything to the contrary set forth herein, no fractional BIP Units shall be issued in connection with the satisfaction of Exchange Rights, in connection with a redemption of a Class A Share or in connection with a Liquidation Event. In lieu of any fractional BIP Units to which the Tendering Class A Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BIP Unit Value on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BIP Unit. In lieu of any fractional BIP Units to which the Tendering Class A Shareholder would otherwise be entitled pursuant to the Rights Agreement, the Rights Agent shall pay a cash amount as determined in accordance with the terms and conditions of the Rights Agreement.

Withholding Taxes

25.18

Each Tendering Class A Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class A Shares pursuant to §25.11 to §25.13 and will be deemed to have authorized the Company to retain such portion of the Exchange Consideration as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §25.18, the Company shall give each Tendering Class A Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Exchange from such Tendering Class A Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class A Shares subject to such Notice of Exchange, provide the Tendering Class A Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class A Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §25.18; provided that any determination with respect to the tax withholding shall be made by the Company, BIP or an affiliate of BIP, as applicable, in its sole discretion exercised in good faith.

COMPANY REDEMPTION RIGHTS

Company Redemption

25.19

If the Company delivers or causes to be delivered a Notice of Class A Redemption to the Class A Shareholders, it shall redeem all of the issued and outstanding Class A Shares on the Specified Class A Redemption Date. The Company may deliver a Notice of Class A Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a)	the total number of Class A Shares outstanding decreases by 50% or more over any 12-month period;

(b)	a Person acquires 90% of the BIP Units in a take-over bid (as defined by Applicable Securities Laws);

(c)	the holders of BIP Units approve an acquisition of BIP by way of arrangement or amalgamation;

(d)	the holders of BIP Units approve a restructuring or other reorganization of BIP;

(e)	there is a sale of all or substantially all the assets of BIP;

(f)

there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(g)	the board, in its good faith, concludes that the holders of BIP Units or the Class A Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Right of Class B Shareholders to Cause Redemption of Class A Shares

25.20

The Class B Shareholders may, at any time and in their sole discretion, deliver a notice to the Company specifying a date upon which the Company shall redeem all of the issued and outstanding Class A Shares (provided that such specified date is no less than 60 days from the date on which the Class B Shareholders deliver such notice), and as soon as reasonably practicable after the receipt of such notice, the Company shall, subject to applicable Law, deliver a Notice of Class A Redemption to the Class A Shareholders and, without the consent of the Class A Shareholders, shall redeem all of the Class A Shares on the Specified Class A Redemption Date.

Redemption Procedure

25.21

In the event of a redemption of the Class A Shares, each Class A Shareholder shall be considered a Tendering Class A Shareholder and each Class A Share shall be considered a Tendered Class A Share for the purposes of §25.19 to §25.22, and the Company shall, at or prior to Close of Business on the Specified Class A Redemption Date, pay to each Tendering Class A Shareholder either (i) the BIP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A Share equal to any Unpaid Dividends per Tendered Class A Share ((i) or (ii), plus such Unpaid Dividends collectively being the “Redemption Consideration”) and such delivery of such Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Class A Shares. Should the Company elect to satisfy its obligation to redeem the Class A Shares by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §25.4.

25.22	§25.14 to §25.15 and §25.17 to §25.18 shall apply in their entirety, mutatis mutandis, to a redemption of the Class A Shares.

Exchange-Redemption Call Right

25.23	Notwithstanding the provisions in §25.11 to §25.22 above,

(a)

in the event the Company receives a Notice of Exchange from a Tendering Class A Shareholder, BIP shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Tendered Class A Shares from the Tendering Class A Shareholder by delivering the Exchange Consideration (the form of Exchange Consideration to be determined by BIP in its sole and absolute discretion) in accordance with §25.11 to §25.18, mutatis mutandis, in satisfaction of the obligations of the Company, and

(b)

in the event the Company provides a Notice of Class A Redemption to each Class A Shareholder, BIP shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Class A Shares from each Class A Shareholder by delivering the Redemption Consideration (the form of Redemption Consideration to be determined by BIP in its sole and absolute discretion) in accordance with §25.19 to §25.22, mutatis mutandis, in satisfaction of the obligations of the Company as set out therein (the right in either (a) or (b) being the “Exchange-Redemption Call Right”), and in the event of the exercise by BIP of the Exchange-Redemption Call Right, each Tendering Class A Shareholder will be obligated to sell all Tendered Class A Shares held by such Tendering Class A Shareholder to BIP (or its affiliate, as applicable) on delivery by BIP (or its affiliate, as applicable) to such Tendering Class A Shareholder of the Exchange Consideration or the Redemption Consideration, as applicable, and the Company will have no obligation to pay any Exchange Consideration or Redemption Consideration to the holders of such Class A Shares so purchased by BIP (or its affiliate, as applicable).

25.24

In order to exercise its Exchange-Redemption Call Right, BIP must notify the Transfer Agent in writing, as agent for the holders of Class A Shares, and the Company, of its intention to exercise such right at least 3 days before the Specified Exchange Date or at least 10 days before the Specified Class A Redemption Date, as applicable. Delivery by BIP to the Transfer Agent of a standing direction as to any exercise of the Exchange-Redemption Call Right in respect of the exercise of Exchange Rights shall satisfy the notification requirements set forth in this §25.24.

LIQUIDATION

Liquidation Rights

25.25

Upon any liquidation, dissolution, winding up of the Company or any other distribution of its assets among its shareholders, whether voluntary or involuntary (a “Liquidation Event”), including where substantially concurrent with the liquidation, dissolution, or winding up of BIP, whether voluntary or involuntary (a “BIP Liquidation Event”), each Class A Shareholder shall, subject to the exercise of the Liquidation Call Right, be entitled to be paid out of the assets of the Company legally available for distribution on the effective date of the Liquidation Event (the “Liquidation Date”) an amount in cash per Class A Share then held by them equal to the BIP Unit Value on the Trading Day immediately preceding the public announcement of the Liquidation Event (the “Liquidation Reference Date”) multiplied by the Conversion Factor (and together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share, the “Liquidation Amount”). Notwithstanding the foregoing, in connection with a Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, if the Company, in its sole and absolute discretion elects, it may, subject to applicable Law, redeem all of the outstanding Class A Shares in exchange for such number of BIP Units per Class A Share equal to the Conversion Factor in effect on the Liquidation Reference Date, together with a cash amount per Class A Share equal to any Unpaid Dividends per Class A Share in accordance with §25.21 and §25.22, in lieu of paying the Liquidation Amount.

25.26	The rights of the Class A Shareholders to receive the amount set forth in §25.25 is subject to:

(a)	the prior rights of holders of any class of shares ranking in priority with the Class A Shares;

(b)	prior payment in full to each Tendering Class A Shareholder that submitted a Notice of Exchange at least 10 days prior to the date of the Liquidation Event of the Exchange Consideration; and

(c)	prior payment in full to each Tendering Class B Shareholder that submitted a Notice of Class B Retraction at least 30 days prior to the date of the Liquidation Event of the Class B Retraction Amount.

25.27

If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Class A Shareholders of the foregoing amounts set forth in §25.25 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class A Shareholders at the time outstanding, rateably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §25.25.

BIP Liquidation Call Right

25.28

Notwithstanding §25.25, BIP will have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the occurrence of any Liquidation Event, to purchase from, or cause its affiliate to purchase from, all but not less than all of the Class A Shareholders on the Liquidation Date all but not less than all of the Class A Shares held by each such holder in exchange for the issuance by BIP of such number of BIP Units per Class A Share equal to the Conversion Factor in effect on the Liquidation Reference Date (and together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share, the “Liquidation Call Consideration”). In the event of the exercise of a Liquidation Call Right, each such Class A Shareholder will be obligated on the Liquidation Date to sell all the Class A Shares held by such holder to BIP on the Liquidation Date upon issuance by BIP to the holder of the Liquidation Call Consideration for each such Class A Share and the Company will have no obligation to pay any Liquidation Amount to the holders of such Class A Shares so purchased by BIP.

25.29

In order to exercise the Liquidation Call Right, BIP must notify the Transfer Agent in writing, as agent for the Class A Shareholders and the Company, of its intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Company and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Company. If BIP exercises the Liquidation Call Right in accordance with this §25.29, all obligations of the Company under §25.25 to §25.27 will terminate and on the Liquidation Date BIP will purchase and Class A Shareholders will sell all of their Class A Shares then outstanding for a price per unit equal to the Liquidation Call Consideration.

Automatic Redemption Rights

25.30

Subject to the exercise of the Liquidation Call Right, in connection with a BIP Liquidation Event, including where substantially concurrent with a Liquidation Event, the Company shall, subject to applicable Law, redeem all outstanding Class A Shares on the day prior to the effective date of the BIP Liquidation Event, and immediately following the automatic redemption by Brookfield Infrastructure Corporation (to be renamed Brookfield Infrastructure Holdings Corporation) of the Class A.1 Shares and Class A.2 Shares (or exercise by BIP of the Liquidation Call Right in respect thereof), in exchange for, in its sole and absolute discretion, (i) an amount in cash per share equal to the BIP Unit Value on the Trading Day immediately preceding the public announcement of the BIP Liquidation Event multiplied by the Conversion Factor (together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share), or (ii) such number of BIP Units equal to the Conversion Factor in effect on the Trading Day immediately preceding the public announcement of the BIP Liquidation Event (together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share).

OTHER RIGHTS AND RESTRICTIONS

Conversion of Class A Shares

25.31

Any BIP-Affiliated Class A Shareholder shall be entitled at any time to have any or all of such BIP-Affiliated Class A Shareholder’s Class A Shares converted into Class B Shares at a conversion rate equal to one Class B Share for each Class A Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Transfer Agent (a “Conversion Notice”), which notice shall specify the number of Class A Shares that the BIP-Affiliated Class A Shareholder desires to have converted. Upon receipt of a Conversion Notice, the Company shall, subject to applicable Law, promptly issue to the converting BIP-Affiliated Class A Shareholder the requisite number of Class B Shares and the Transfer Agent shall cancel the converted Class A Shares subject to the Conversion Notice effective concurrently therewith.

Call Rights

25.32

Each Class A Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge each of the Exchange- Redemption Call Right and the Liquidation Call Right, in each case, in favour of BIP, and the overriding nature thereof in connection with the exercise of Exchange Rights, the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Class A Shares, as the case may be, and to be bound thereby in favour of BIP as herein provided.

PART 26

SPECIAL RIGHTS AND RESTRICTIONS

CLASS B MULTIPLE VOTING SHARES

Special Rights and Restrictions

26.1	The Class B Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 26.

Dividend Rights

26.2

Class B Shareholders shall be entitled to receive, as and when declared by the board of directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the board of directors. The Class B Shareholders shall not be entitled to receive dividends (i) unless and until the Company has paid any Unpaid Dividends, and (ii) unless and until the Company has paid all of the Exchange Consideration owing to any Tendering Class A Shareholders who have submitted Notices of Exchange before the date the board of directors declares a dividend on the Class B Shares. The record and payment dates for dividends on Class B Shares shall be such date that the board of directors shall designate for the payment of such dividends.

Stock Dividends

26.3

In the event a dividend is declared and paid on the Class A Shares consisting of Class A Shares, the board shall, subject to applicable Law, contemporaneously declare and pay an equivalent dividend on the Class B Shares consisting of Class B Shares.

Ranking of the Class B Shares

26.4

The Class B Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank junior to the Class A Shares and senior to any shares ranking junior to the Class B Shares with respect to priority in payment of dividends and return of capital in a Liquidation Event.

Voting Rights

26.5

Except as expressly provided herein, each Class B Shareholder will be entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class B Shareholder will be entitled to cast a number of votes per Class B Share equal to: (i) the number that is three times the number of Class A Shares then issued and outstanding, divided by (ii) the number of Class B Shares then issued and outstanding.

26.6	Except as otherwise expressly provided herein or as required by Law, the Class A Shareholders and the Class B Shareholders will vote together and not as separate classes.

26.7	At any time that no Class A Shares are outstanding or for any vote held only in respect of the Class B Shares, each Class B Shareholder will be entitled to cast one vote per Class B Share.

26.8	The holders of the outstanding Class A Shares and Class B Shares, voting together, shall be entitled to vote for the election of all directors of the Company.

Amendment with Approval of Class B Shareholders

26.9

In addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the Class B Shareholders given as hereinafter specified.

26.10

The approval of the Class B Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the Class B Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class B Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class B Shareholders duly called for that purpose. On every poll taken at every meeting of the Class B Shareholders as a class, each Class B Shareholder entitled to vote thereat shall have one vote in respect of each Class B Share held.

Retraction at the Option of the Class B Shareholder

26.11

Subject to applicable Law, at any time from and after the date of the issuance of the Class B Shares, each Class B Shareholder shall have the right (the “Class B Retraction Right”) to require the Company to redeem all or such portion of the Class B Shares registered in the name of such Class B Shareholder specified in a Notice of Class B Retraction delivered to the Company by or on behalf of such Class B Shareholder (such Class B Shares being hereafter referred to as “Tendered Class B Shares” and such Class B Shareholder, the “Tendering Class B Shareholder”) for the Cash Amount (the “Class B Retraction Amount”).

Notice of Class B Retraction

26.12	A Class B Shareholder must deliver a Notice of Class B Retraction to the registered office of the Company in order to exercise his, her or its Class B Retraction Right.

Satisfaction of Retraction Right

26.13

Upon receipt by Company of a Notice of Class B Retraction and such additional documents and instruments as the Company may reasonably require, the Company shall redeem the Tendered Class B Shares on or prior to the Specified Class B Retraction Date. The Company will deliver or cause to be delivered to the Tendering Class B Shareholder, at the address of the holder recorded in the register of the Company for the Class B Shares or at the address specified in the holder’s Notice of Class B Retraction, the Class B Retraction Amount, and such delivery of such Class B Retraction Amount by or on behalf of the Company, will be deemed to be payment of and will satisfy and discharge all liability for the Class B Retraction Right so exercised.

26.14

Each Tendering Class B Shareholder shall continue to own each Class B Share subject to any Notice of Class B Retraction, and be treated as a Class B Shareholder with respect to each such Class B Share for all other purposes of these Articles, until such Class B Share has been redeemed by the Company in accordance with §26.11 to §26.16.

26.15

Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class B Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law.

Withholding Taxes

26.16

Each Tendering Class B Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class B Shares pursuant to §26.11 to §26.13 and will be deemed to have authorized the Company to retain such portion of the Class B Retraction Amount as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §26.16, the Company shall give each Tendering Class B Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Class B Retraction from such Tendering Class B Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class B Shares subject to such Notice of Class B Retraction, provide the Tendering Class B Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class B Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §26.16; provided that any determination with respect to the tax withholding shall be made by the Company in its sole discretion exercised in good faith.

Liquidation Rights

26.17

Upon any Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, the Class B Shareholders shall be entitled to receive on the Liquidation Date the assets and property of the Company remaining, if any, after the prior payments of the amounts set forth in §26.18.

26.18

The rights of the Class B Shareholders to receive the amount set forth in §26.17 is subject to the prior payment of the amounts set forth in §25.26(b) and §25.26(c) and to the prior rights of holders of all Class A Shares and any other class of shares ranking in priority or rateably with the Class B Shares.

Transfer Restrictions

26.19

The Class B Shares may not be Transferred to any Person other than to BIP or a Person Controlled by BIP. If any Class B Shares are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the Company shall not register or otherwise recognize the Transfer of the Class B Shares to the transferee, (ii) any rights to vote attaching to the Class B Shares so Transferred may not be exercised by any Person, (iii) any payment by the Company on the Class B Shares so Transferred shall be prohibited and any such payment shall be forfeited, and (iv) any rights that an ineligible transferee may have as a result of being a holder of Class B Shares shall be null and void, in each case, until such time as such Transfer is cancelled.

EXHIBIT “A”

Notice of Exchange

NOTICE OF EXCHANGE

To:	Computershare Trust Company of Canada (the “Transfer Agent”)

PLEASE DELIVER YOUR EXCHANGE REQUEST BY ONE OF THE OPTIONS BELOW:

Via PDF Email (recommended)*:

onlinedeposits@computershare.com

*  You can either scan this document via PDF or take a picture with your phone (send a CLEAR picture of all pages, both front and back within the same email)

Via Mail: Computershare Trust Company of Canada P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions

This notice is given pursuant to Section 25.12 of the articles (the “Articles”) of Brookfield Infrastructure Corporation (the “Company”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in the Articles.

The undersigned hereby notifies the Company that the undersigned desires to have the Company redeem in accordance with the Articles:

❑	all Class A Share(s) registered in the name of the undersigned; or

❑	Class A Share(s) registered in the name of the undersigned.

The undersigned acknowledges the Exchange-Redemption Call Right of Brookfield Infrastructure Partners L.P. (“BIP”) or an affiliate of BIP to acquire all, but not less than all, of the Tendered Class A Shares from the undersigned and that this notice is and will be deemed to be an offer by the undersigned to sell the Tendered Class A Shares to BIP in accordance with the Exchange- Redemption Call Right on or prior to the Specified Exchange Date for the Exchange Consideration or Redemption Consideration and on the other terms and conditions set out in the Articles.

The undersigned acknowledges that the exchange or acquisition of the Tendered Class A Shares may be satisfied by the delivery of an equivalent number of BIP Units (subject to adjustment to reflect certain capital events) or its cash equivalent. The form of payment is to be determined by the Company or BIP in its respective sole and absolute discretion. It is the intention of the Company and BIP to satisfy any exchange or acquisition of Tendered Class A Shares through the delivery of BIP Units rather than the Cash Amount.

The undersigned acknowledges that the Company will not be obligated to redeem Tendered Class A Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A Shares, provided that BIP has not exercised its Exchange-Redemption Call Right with respect to the Tendered Class A Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A Shares (rounded down to a whole number of Class A Shares) that would not be contrary to such provisions.

The undersigned hereby represents and warrants to the Company and BIP that the undersigned has good title to, and owns, the Class A Share(s) to be acquired by the Company, BIP or an affiliate of BIP as the case may be, free and clear of all liens, claims and encumbrances whatsoever.

(Date)

(Signature of Tendering Class A Shareholder)

(Guarantee of Signature)

CURRENCY ELECTION

(only if exchange or acquisition of the Tendered Class A Shares is satisfied by the Cash Amount)

Shareholders domiciled in Canada will receive the Cash Amount in Canadian dollars (CAD) and shareholders domiciled in the United States and all other countries will receive the Cash Amount in U.S. dollars (USD), unless otherwise elected below:

☐   Issue my cash entitlement payment(s) in U.S. dollars (USD).

☐   Issue my cash entitlement payment(s) in Canadian dollars (CAD).

☐   Issue my cash entitlement payment(s) in Australian dollars (AUD).

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by the Transfer Agent, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) the Transfer Agent may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Payment Delivery Instruction

☐   Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A Shares is to be paid by cheque and mailed to the last address of the Tendering Class A Shareholder as it appears on the register of the Company or as instructed below in Exhibit A. ALL CHEQUE PAYMENTS WILL BE ISSUED TO THE REGISTERED NAME AS IT CURRENTLY APPEARS.

☐   Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A Shares is to be paid by cheque and held for pick-up by the Tendering Class A Shareholder at the principal transfer office of the Transfer Agent in Toronto, Ontario.

☐   Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A Shares is to be paid electronically to the Tendering Class A Shareholder using the electronic payment information as it appears on the dividend register of the Company or as instructed below in Exhibit B.

NOTE:

This panel must be completed and such additional documents as the Transfer Agent may require must be deposited with the Transfer Agent at its principal transfer office in Toronto, Ontario. The BIP Units Amount and any payment resulting from the exchange or acquisition of the Tendered Class A Shares will be issued and registered in, and made payable to respectively, the name of the Tendering Class A Shareholder as it appears on the register of the Company and the BIP Units Amount and payment resulting from such exchange or acquisition will be delivered to such Tendering Class A Shareholder as indicated above, unless the form appearing immediately below is duly completed.

EXHIBIT A:

Cheque Delivery Information

Date:

Name of Person in Whose Name Payment is to be Delivered (please print)

Street Address or P.O. Box

City, Province and Postal Code

Signature of Tendering Class A Shareholder

EXHIBIT B

BROOKFIELD INFRASTRUCTURE CORPORATION EXCHANGE WIRE PAYMENT FORM*
**Beneficiary Name(s) that appears on the account at your financial institution - this MUST be the same name and address that your shares are registered to

**Beneficiary Address (Note: PO Boxes will not be accepted)	**City	**Province/State	**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address	**City	**Province/State	**Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account No.	Bank No. & Transit No. (Canadian Banks)	ABA/Routing No. (US Banks)

	(3 digits & 5 digits)	(9 digits)

SWIFT or BIC Code	IBAN Number	Sort Code (GBP)

(11 characters – if you only have eight, put ‘XXX’ for the last three)

Additional Notes and special routing instructions:

*   PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST. IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED

**   MANDATORY FIELD

EXHIBIT “B”

Notice of Class A Redemption

NOTICE OF CLASS A REDEMPTION

To:	Class A Shareholders of Brookfield Infrastructure Corporation (the “Company”)

This notice is given pursuant to Section 25.19 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The Company hereby notifies the Class A Shareholders that the Company desires to redeem all of the issued and outstanding Class A Shares in accordance with the Articles.

The Company acknowledges that this notice is and will be deemed to be an irrevocable offer by the Company to redeem all of the Class A Shares on the Specified Class A Redemption Date for the Redemption Consideration and on the other terms and conditions set out in the Articles.

Brookfield Infrastructure Corporation

(Date)

EXHIBIT “C”

Notice of Class B Retraction

NOTICE OF CLASS B RETRACTION

To:	Brookfield Infrastructure Corporation (the “Company”)

This notice is given pursuant to Section 26.12 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The undersigned hereby notifies the Company that the undersigned desires to have the Company redeem in accordance with the Articles:

all Class B Share(s) registered in the name of the undersigned; or

Class B Share(s) registered in the name of the undersigned.

The undersigned acknowledges that this notice is and will be deemed to be an irrevocable offer by the undersigned to sell the Tendered Class B Shares to the Company on or prior to the Specified Class B Retraction Date for the Class B Retraction Amount and on the other terms and conditions set out in the Articles.

The undersigned acknowledges that the Company will not be obligated to redeem Tendered Class B Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class B Shares, the Company will only be obligated to redeem the maximum number of Tendered Class B Shares (rounded down to a whole number of Class B Shares) that would not be contrary to such provisions.

The undersigned hereby represents and warrants to the Company that the undersigned has good title to, and owns, the Class B Share(s) to be acquired by the Company, free and clear of all liens, claims and encumbrances whatsoever.

(Date)

(Signature of Tendering Class B Shareholder)

(Guarantee of Signature)

☐  Please check this box if the Cash Amount resulting from the acquisition of the Tendered Class B Shares is to be mailed to the last address of the Tendering Class B Shareholder as it appears on the register of the Company.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Company may require, must be delivered to the registered office of the Company in Vancouver, British Columbia. Any payment resulting from the acquisition of the Tendered Class B Shares will be made payable to the name of the Tendering Class B Shareholder as it appears on the register of the Company and payment resulting from such acquisition will be delivered to such Tendering Class B Shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Payment is to be Delivered (please print)

Street Address or P.O. Box

City, Province and Postal Code

Signature of Tendering Class B Shareholder

NOTE: If this Notice of Class B Retraction is for less than all of the Class B Share(s) represented by this certificate, a certificate representing the remaining Class B Shares of the Company will be issued and registered in the name of the Tendering Class B Shareholder as it appears on the register of the Company.

EXHIBIT B-1

Authorized Signatures for Brookfield Infrastructure Corporation (“BIPC”)

under Rights Agreement dated as of December 24, 2024

BIPC certifies that the names, titles, telephone numbers and e-mail addresses set forth in this Exhibit B-1 identify the persons authorized to provide the Company Notice.

Name, Title, Telephone Number, and e-mail address for person(s) designated to provide the Company Notice

Name	Title	Telephone Number	E-mail Address	Signature

Number: BC1505109

BUSINESS CORPORATIONS ACT

ARTICLES

Authorized Signatures for Brookfield Corporation (“BN”)

under Rights Agreement dated as of December 24, 2024

1505109 B.C. LTD.

BN certifies that the names, titles, telephone numbers and e-mail addresses set forth in this Exhibit B-2 identify the persons authorized to provide direction and initiate or confirm transactions, including funds equity transfer instructions, on behalf of the corporation.

Name, Title, Telephone Number, and e-mail address for person(s) designated to provide direction, including but not limited to funds/equity transfer instructions, and to otherwise direct Wilmington Trust, National Association, as Rights Agent

Name	Title	Telephone Number	E-mail Address	Signature

EXHIBIT C

Terms of Compensation of Rights Agent

In consideration for the services of the Rights Agent under the Rights Agreement dated as of December 24, 2024 with Brookfield Corporation the Rights Agent shall receive the following compensation from the Liquidating Trust Assets:

Initial Acceptance Fee (one time, payable in advance on the Effective Date) account opening, document negotiation, KYC solicitation, client onboarding	$15,000
Administration Fee (payable annually, in advance on the Effective Date and each anniversary thereof) establishment of books and records, account maintenance, coordination with all professionals including legal, tax, BIP, BN, DTC, etc.	$70,000
Custody Fee (charged quarterly in arrears based on average daily market value of assets in account) *custody fee waived if funds held in cash, money market funds, BIP Units or BIP Unit Convertible	1.0 basis points	*
Contingent Fee
(billed only as required if the Rights Agent is required to process an exchange as contemplated by the Agreement)
Fee inclusive of administrative effort and all wire charges or free delivery of shares through DTC	$300/exchange/Exchanging Class A Shareholder

Out-of-Pocket Expenses:

In addition to the fees listed above, all reasonable out-of-pocket expenses will be billed and payable at cost. Out-of-pocket expenses include, but are not limited to, reasonable fees of counsel or other outside professional firms (legal counsel, tax advisor) retained by the Rights Agent (including fees and expenses incurred in litigation), reasonable travel expenses of bank officers to attend closings.

EXTRAORDINARY ADMINISTRATION CHARGES (ONLY IF APPLICABLE):

In the event of extraordinary circumstances requiring administrative time beyond the scope of typical account duties set forth in the Instruments and supporting documents relevant to our appointment, including but not limited to, default and/or bankruptcy administration, additional charges shall accrue at an hourly rate, as follows:

Assistant Vice President, Vice President, Managing Director, Senior Vice President, or Member of Senior Management: $ 375.00 per hour

EXHIBIT D-1

Form of Company Notice

To:	Brookfield Corporation

Attn: Investor Relations

Brookfield Place, Suite 100

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

Phone: 1-866-989-0311

Email: enquiries@brookfield.com

Brookfield Infrastructure Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Phone: (441) 294-3309

Email: bip.enquiries@brookfield.com

Wilmington Trust, N.A.

Attn: Joseph Clark

50 South Sixth Street – Suite 1290

Minneapolis, MN 55402

Tel. (212) 941-4439

Email: jhclark@wilmingtontrust.com

With a copy to the following Email address: restructuring@wilmingtontrust.com

Wilmington Trust, National Association:

Reference is made to that certain Rights Agreement, dated as of December 24, 2024, between Brookfield Corporation, and Wilmington Trust, National Association (the “Rights Agreement”). Capitalized terms that are not otherwise defined in this Exchanging Class A Shareholder Notice shall have the meanings given to them in the Rights Agreement.

THE DTC FREE DELIVERY OF THE SUBJECT CLASS A SHARES SHOULD BE DIRECTED TO THE RIGHTS AGENT’S DTC PARTICIPANT NUMBER 990, FOR FURTHER CREDIT OF THE RECEIVED CLASS A SHARE ACCOUNT, ACCOUNT NUMBER [WT TO INSERT].

The Company represents and warrants that, with respect to ______________ Subject Class A Share(s):

(i) the Company has not satisfied its obligation under sections 25.11 and 25.13 of the Company’s Articles by delivering the BIP Units Amount or Cash Amount on the applicable Specified Exchange Date; and

(ii) BIP has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share(s) from the Exchanging Class A Shareholder and delivered the BIP Units Amount or Cash Amount in exchange therefor pursuant to section 25.23 of the Company’s Articles on the applicable Specified Exchange Date.

The BIP Units Amount and the Cash Amount for such Subject Class A Share(s) are as follows:

BIP Units Amount:_______________________

Cash Amount:____________________________

The BIP Units Amount or the Cash Amount, as applicable, shall be issued or paid to the Exchanging Class A Shareholder, whose information is as follows:

Please insert social security

or other identifying number

(Please print name and address)

Delivery instructions for BIP Units Amount:

[Please insert complete instructions including recipient’s DTC participant number and the account number at the participant.]

Delivery instructions for Cash Amount:

[Please insert complete wire transfer instructions.]

Dated: _____________ __, ______

BROOKFIELD INFRASTRUCTURE CORPORATION, a British Columbia corporation

By:
Name:
Title:

EXHIBIT D-2

Form of Exchanging Class A Shareholder Notice

To:	Brookfield Corporation

Attn: Investor Relations

Brookfield Place, Suite 100

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

Phone: 1-866-989-0311

Email: enquiries@brookfield.com

Wilmington Trust, N.A.

Attn: Joseph Clark

50 South Sixth Street – Suite 1290

Minneapolis, MN 55402

Phone: (212) 941-4439

Email: jhclark@wilmingtontrust.com

With a copy to the following Email address: restructuring@wilmingtontrust.com

Wilmington Trust, National Association:

Reference is made to that certain Rights Agreement, dated as of December 24, 2024, between Brookfield Corporation, and Wilmington Trust, National Association (the “Rights Agreement”). Capitalized terms that are not otherwise defined in this Exchanging Class A Shareholder Notice shall have the meanings given to them in the Rights Agreement.

THE DTC FREE DELIVERY OF THE SUBJECT CLASS A SHARES SHOULD BE DIRECTED TO THE RIGHTS AGENT’S DTC PARTICIPANT NUMBER 990, FOR FURTHER CREDIT OF THE RECEIVED CLASS A SHARE ACCOUNT, ACCOUNT NUMBER [WT TO INSERT].

The undersigned (the “Holder”) represents and warrants that, with respect to ______________ Subject Class A Share(s):

(i) the Company has not satisfied its obligation under sections 25.11 and 25.13 of the Company’s Articles by delivering the BIP Units Amount or Cash Amount on the applicable Specified Exchange Date; and

(ii) BIP has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share(s) from the Exchanging Class A Shareholder and delivered the BIP Units Amount or Cash Amount in exchange therefor pursuant to section 25.23 of the Company’s Articles on the applicable Specified Exchange Date.

Pursuant to and in accordance with the terms and conditions of the Rights Agreement, the Holder irrevocably elects to exercise its Secondary Exchange Rights for the Holder’s Subject Class A Shares identified above. The BIP Units Amount or the Cash Amount, as applicable, shall be issued or paid to:

Please insert social security

or other identifying number

(Please print name and address)

Delivery instructions for BIP Units Amount:

[Please insert complete instructions including recipient’s DTC participant number and the account number at the participant.]

Delivery instructions for Cash Amount:

[Please insert complete wire transfer instructions.]

Dated: _____________ __, ______

Signature

Signature Medallion Guaranteed:

Signatures should be guaranteed by an eligible guarantor institution (bank, stock broker or savings and loan association with membership in an approved signature medallion program).